Exhibit 99.1

INTEROIL CORPORATION

AND

EXXON MOBIL CORPORATION

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

DATED EFFECTIVE
July 21, 2016

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Table of Contents (continued)

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Table of Contents (continued)

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AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT dated effective July 21, 2016, and amended and restated on December 15, 2016.

BETWEEN:

Exxon Mobil Corporation, a New Jersey corporation ("Parent");

- and -

InterOil Corporation, a corporation existing under the laws of the Territory of Yukon (the "Company")

RECITALS:

A.	The Parties have entered into this Agreement on July 21, 2016 with the intent to effect the combination of the Company and Parent through a statutory plan of arrangement under the provisions of the YBCA;

B.	Pursuant to this Agreement, the Company called and held a special meeting of Company Securityholders on September 21, 2016, in order to approve the plan of arrangement;

C.	On November 4, 2016, the Court of Appeal of Yukon allowed an appeal lodged by a Company Shareholder and overturned the Court's issuance of the Final Order;

D.	The Parties desire to amend and restate the original version of this Agreement dated July 21, 2016 between the Parties in its entirety as set forth herein with retroactive effect as of July 21, 2016 (except where expressly specified otherwise), to permit the Company to call and hold a second Company Meeting in order to obtain the Requisite Approval and to seek a Final Order, in accordance with the terms of this Agreement, and to make certain other amendments, including to supplement the original Company Termination Fee of $67 million with an additional fee of $33 million to compensate Parent for additional time, costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement resulting from the fact that the Arrangement was not completed prior to the Outside Date (as initially defined in this Agreement prior to its amendment and restatement);

E.	The Company has received a written New Fairness Opinion to the effect that, as of the date of such opinion, the consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;

F.	The Company Board, upon unanimous recommendation by the Transaction Committee, has unanimously determined that the Arrangement is in the best interests of the Company and approved this Agreement and the transactions contemplated hereby, and the Company Board has unanimously determined that the consideration to be received by Company Shareholders pursuant to the Arrangement is fair to Company Shareholders; and

G.	The Company Board has resolved, upon unanimous recommendation by the Transaction Committee, to recommend that the Company Shareholders vote in favour of the Arrangement, subject to the terms and the conditions contained in this Agreement.

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NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting "jointly or in concert" (where such phrase has the meaning ascribed thereto in applicable Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (which assets may include equity interests in the Company's Subsidiaries), (ii) 15% or more of any voting or equity securities of the Company; or (iii) any of the Company's participating interest in a Designated Licence or any securities of a Subsidiary that, directly or indirectly through another Subsidiary, holds any participating interest in a Designated Licence; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 15% or more of any class of voting or equity securities of the Company; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole; or (d) any other transaction involving the acquisition of any assets or equity securities of the Company or its subsidiaries, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Parties under this Agreement or the Arrangement;

"AcquisitionCo" has the meaning set forth in Section 2.2;

"affiliate" has the meaning set forth in NI 45-106;

"Agreement" means this arrangement agreement, including all schedules annexed to this agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Amendment Date" means December 15, 2016, the date of the amendment and restatement of this Agreement;

"Arrangement" means the proposed arrangement under the YBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to such arrangement made in accordance with Section 7.4 of this Agreement or Section 6.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Parent and the Company, each acting reasonably);

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"Arrangement Resolution" means the special resolution of the Company Securityholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B hereto;

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement to be filed with the Registrar after the Final Order is made, which shall be in form and content satisfactory to Parent and the Company, each acting reasonably;

"Authorization" means any authorization, order, Permit, approval, grant, licence (including, for greater certainty, any Designated Licence), registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, of, from or required by any Governmental Entity;

"Business Day" means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto or Singapore are authorized by Law or executive order to be closed;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Registrar pursuant to Section 195 of the YBCA in respect of the Articles of Arrangement;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Company Balance Sheet" has the meaning set forth in Section 3.1(m);

"Company Benefit Plans" means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company or any of the Subsidiaries of the Company or for which the Company or the Subsidiaries of the Company could have any liability or contingent liability, or pursuant to which payments are made, or benefits are provided to, or an entitlement to payments or benefits may arise with respect to any of its employees or former employees, directors or officers, individuals working on contract with the Company or other individuals providing services to the Company of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding Statutory Plans;

"Company Board" means the board of directors of the Company as the same is constituted from time to time;

"Company Cancellation Agreements" means agreements, in form satisfactory to each of Company and Parent, acting reasonably, entered into between Company and the holders of Company Options whereby each holder of Company Options agrees to surrender for cancellation for nil consideration all "out-of-the-money" Company Options held by such holder;

"Company Change in Recommendation" has the meaning set forth in Section 7.2(a)(iii)(A);

"Company Circular" means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to such materials and enclosures with such materials, to be sent to the Company Securityholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

"Company Credit Agreement" means the Syndicated Facility Agreement dated November 11, 2013 between among others Australia and New Zealand Banking Group Limited and the Company, as amended and restated from time to time;

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"Company Data Room" means the electronic data room hosted by the Company at InterOil Corporation.sharefile.com as of July 15, 2016 9:00 p.m. New York time, which shall be deemed to include the documents set forth on Schedule A to the Company Disclosure Letter;

"Company Disclosure Letter" means, collectively, the disclosure letters delivered by the Company to Parent as of the date of this Agreement and on the Amendment Date;

"Company Information" means all information required by applicable Laws to be included in the Company Circular describing the Company and its business, operations and affairs and the matters to be considered at the Company Meeting;

"Company Lock-Up Agreement" means a voting and support agreement entered into between Parent and the directors and officers of Company, pursuant to which such directors and officers agree with Parent, among other things, to vote in favour of the Arrangement Resolution;

"Company Material Adverse Effect" means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, results of operations, licences or financial condition of the Company and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development affecting the industries in which the Company and its Subsidiaries operate;

(b)	any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(c)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in IFRS;

(f)	entering into this Agreement or the announcement thereof, and the communication by Parent of its plans or intentions with respect to the Company, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to this Agreement;

(g)	actions or inactions (i) required by this Agreement (other than with respect to the Company's general obligations to conduct its, and its Subsidiaries, business pursuant to Section 5.1), (ii) taken by Parent or any of its Subsidiaries, or (iii) that are taken with the prior written consent of Parent;

(h)	any change in the market price or trading volume of any securities of the Company (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect);

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(i)	the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, to the extent not otherwise excluded from the definition of Company Material Adverse Effect); or

(j)	any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving the Company, any of its Subsidiaries or any of their respective Representatives that has been disclosed in the Company Public Documents prior to the date of this Agreement;

provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which the Company and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Company Material Adverse Effect" has occurred;

"Company Meeting" means the special meeting of Company Securityholders, including any adjournment or postponement thereof, to be called and held after the Amendment Date in accordance with the Interim Order to consider the Arrangement Resolution;

"Company Net Debt" means, except as otherwise provided in this Agreement, the total debt (including bank indebtedness) of the Company less the total of cash and cash equivalents and deposits of Company, in each case calculated in accordance with IFRS, but specifically excludes the value of any hedges;

"Company Options" means the outstanding options to purchase Company Shares;

"Company Public Documents" means all publicly available documents and information filed by the Company since January 1, 2015 with any securities commission, stock exchange or similar regulatory authority;

"Company RSU" means a restricted share unit granted under the Company Stock Incentive Plan;

"Company Securityholders" means, collectively, the holders of Company Shares, Company Options and/or Company RSUs;

"Company Shareholders" means the holders of Company Shares;

"Company Shares" means the common shares in the authorized share capital of Company;

"Company Stock Incentive Plan" means, collectively, (i) the 2009 Stock Incentive Plan dated as of June 19, 2009 (as modified from time to time), and (ii) the 2016 Stock Incentive Plan dated as of June 14, 2016 and adopted at the Company's 2016 shareholder meeting;

"Company Termination Fee" means an amount equal to $100 million (inclusive of any amounts in respect of value added tax, sales or turnover Tax or any other similar Tax, if applicable);

"Company Termination Fee Event" has the meaning set forth in Section 7.3(b);

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"Company Transaction Costs" means all fees, costs and expenses incurred by the Company in connection with the transactions contemplated by this Agreement (assuming that the transactions contemplated by this Agreement are completed on the expected timeframe with no significant modifications, inquiries or actions by Governmental Entities or changes to the terms or transaction process, and no Acquisition Proposals are received) in respect of external legal, accounting, tax advisory, financial advisory, printing and other professional services, and costs and expenses of third parties incurred by the Company; but not including (a) any amounts payable pursuant to the Company Cancellation Agreements, (b) any amounts payable in connection with employment arrangements, severance or change of control payments, (c) any costs or expenses related to the solicitation of proxies or calling or holding the Company Meeting, including mailing of related materials and travel expenses, (d) any public relations expenses, (e) any costs relating to any litigation, (f) any amounts which may be payable in connection with the CRPs (including the delivery or maintenance of, or the payment of any amounts owing in respect of, the CRPs), (g) any costs associated with any Pre-Arrangement Reorganizations, or (h) any costs associated with the OSL Agreement (including the payment of the "Company Termination Fee" (as defined in the OSL Agreement) or other termination-related costs);

"Confidentiality Agreement" means, collectively, (i) the confidentiality agreement between Esso Australia Pty Ltd. and the Company dated October 16, 2015, (ii) the confidentiality agreement between ExxonMobil Upstream Ventures (East) Co. Limited and the Company dated March 1, 2016, and (iii) the confidentiality agreement between ExxonMobil Upstream Ventures (East) Co. Limited and the Company dated June 29, 2016;

"Consideration" means the consideration payable to Company Shareholders for their Company Shares, calculated and payable in accordance with the Plan of Arrangement;

"Contract" means any contract, agreement, licence, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Supreme Court of Yukon;

"CRP" means a contingent resource payment in accordance with the terms and conditions of the CRP Agreement;

"CRP Agreement" has the meaning set forth in Section 5.13(a)(i);

"Depositary" means such Person as Parent and the Company may jointly appoint, each acting reasonably, to act as depositary in relation to the Arrangement;

"Designated Exchange" means a stock exchange set forth in the Company Disclosure Letter;

"Designated Licence" means the licences relating to PRL15, PRL39, PPL474, PPL475, PPL476 and PPL477;

"Disclosed Personal Information" has the meaning set forth in Section 5.10(b);

"Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" has the meaning set forth in the Plan of Arrangement;

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"Fairness Opinion" means the written opinion of Morgan Stanley & Co. LLC, dated the date of this Agreement and addressed to the Company Board, to the effect that, as of the date of such opinion, the consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;

"Final Order" means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Parent and the Company, each acting reasonably) on appeal;

"GAAP" means generally accepted accounting principles in the United States;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) except for the purposes of Section 6.1(c), any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

"IFRS" means International Financial Reporting Standards;

"Interim Order" means the interim order of the Court contemplated by Section 2.3 of this Agreement and made pursuant to Section 195(4) of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Parent and the Company, each acting reasonably;

"Interim Resource Certification Completion" means (i) the Interim Resource Certification (as such term is defined in the Total Sale Agreement) has been completed, and (ii) the volume of PRL 15 2C Resources (as such term is defined in the Total Sale Agreement and determined pursuant to the Interim Resource Certification) has been determined under the Total Sale Agreement;

"Investor Agreement" means the Amended and Restated Indirect Participation Interests Agreement dated February 25, 2005 between the Company and Investors (as defined therein), as subsequently amended by an Amendment Agreement No. 1 dated as of December 15, 2005, and as further amended by Amendment No. 2 dated as of June 15, 2012;

"IPI Agreements" means, collectively, the Investor Agreement and the PNGDV Agreement;

"Law" or "Laws" means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity (including, for greater certainty, the Securities Laws), and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

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"Material Contracts" means in respect of the Company, any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Company Material Adverse Effect; (b) relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of $50 million in the aggregate; (c) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company; (d) under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $15 million over the remaining term; (e) providing for the establishment, investment in, organization or formation of any joint venture, limited liability company or partnership in which the interest of the Company and/or its Subsidiaries has a fair market value which exceeds $15 million; (f) that creates a material exclusive dealing arrangement or right of first offer or refusal; (g) that limits or restricts the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, in each case that would reasonably be expected to be material to the Company; or (h) that is otherwise material to the Company and its Subsidiaries, taken as a whole;

"material fact" and "material change" have the meanings set forth in the Securities Act;

"misrepresentation" has the meaning set forth in the Securities Act and, includes for the purposes of Securities Laws in the United States, any untrue statement of a material fact or omission to state any material fact required to be stated or necessary in order to make statements, in light of the circumstances under which they were made, not misleading;

"Multi-Employer Plan" means in respect of a Parent or Company Benefit Plan, a multi- employer pension plan as that term is defined in applicable pension standards legislation, or any other benefit plan to which Parent or the Company or their respective Subsidiaries, as applicable, are required to make contributions pursuant to a collective bargaining agreement or trust agreement;

"New Fairness Opinion" means the written opinion of BMO Nesbitt Burns Inc., dated as of December 14, 2016 and addressed to the Transaction Committee and the Company Board, to the effect that, as of the date of such opinion, the consideration to be received by the Company Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Company Shareholders;

"NI 45-106" means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"NYSE" means the New York Stock Exchange;

"Outside Date" means March 31, 2017, provided however that if at that time all conditions to closing of the Arrangement shall have been satisfied or waived, other than (a) the conditions set forth in Sections 6.1(c) as it relates to any action by a Governmental Entity with respect to the Final Order, 6.1(d) and 6.1(b) (as it relates to the Final Order), and (b) those conditions that by their terms are to be satisfied at the Effective Time, then either Party may postpone the Outside Date until May 31, 2017 by giving written notice to the other Party to such effect no later than 5:00 p.m. (New York time) on March 29, 2017, or such later date as may be agreed to in writing by the Parties;

"OSL Agreement" means the arrangement agreement dated effective May 20, 2016 between the Company and Oil Search Limited, as amended and restated on June 24, 2016;

"Parent Board" means the board of directors of Parent as the same is constituted from time to time;

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"Parent Material Adverse Effect" means any event, change, occurrence, effect or state of facts, that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, licences, results of operations or financial condition of Parent and its Subsidiaries taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by this Agreement, except any such event, change, occurrence, effect or state of facts resulting from or arising in connection with:

(a)	any change or development affecting the industries in which Parent and its Subsidiaries operate;

(b)	any change or development in general economic, business or regulatory conditions, in global financial, credit, currency or securities markets or in oil, natural gas, condensate or natural gas liquids prices or the prices of other commodities, including changes in price differentials;

(c)	any change or development in global, national or regional political conditions (including any act of terrorism or any outbreak of hostilities or war or any escalation or worsening thereof) or any natural disaster;

(d)	any adoption, proposed implementation or change in applicable Law or any interpretation thereof by any Governmental Entity;

(e)	any change in GAAP;

(f)	entering into this Agreement or the announcement thereof and the communication by the Company of its plans or intentions with respect to the Company, its Subsidiaries or any of their assets including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, lenders or regulators, or any litigation relating to this Agreement;

(g)	actions or inactions (i) required by this Agreement (other than with respect to the Company's general obligations to conduct its, and its Subsidiaries, business pursuant to Section 5.1), (ii) taken by the Company or any of its Subsidiaries or (iii) that are taken with the prior written consent of the Company;

(h)	any change in the market price or trading volume of any securities of Parent (it being understood that the causes underlying such changes in market price or trading volume may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Parent Material Adverse Effect);

(i)	the failure, in and of itself, of Parent to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred to the extent not otherwise excluded from the definition of Parent Material Adverse Effect); or

(j)	any change, effect or event relating to developments in, or the outcome of, any proxy solicitation or related litigation involving Parent, any of its Subsidiaries or any of their respective Representatives that has been disclosed in the Parent Public Documents prior to the date of this Agreement;

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provided, however, that any such event, change, occurrence, effect or state of facts referred to in clauses (a), (b), (c), (d) or (e) above does not disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industries in which Parent and its Subsidiaries operate, in which case such disproportionate effect may be taken into account; references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Parent Material Adverse Effect" has occurred;

"Parent Public Documents" means all publicly available documents and information filed by Parent since January 1, 2015 with any securities commission, stock exchange or similar regulatory authority;

"Parent Shareholders" means the holders of Parent Shares;

"Parent Shares" means the shares of common stock, without par value, of Parent;

"Parties" means the Company and Parent, and "Party" means any of them;

"Permit" means any licence, permit, certificate, consent, waiver, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement of the Company, substantially in the form of Schedule A hereto, and any amendments or variations to such plan made in accordance with Section 7.4 hereof and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Parent and the Company, each acting reasonably;

"PNGDV Agreement" means the Amended Indirect Participation Interests Agreement dated as of May 1, 2006, as subsequently amended by the Amended and Restated Indirect Participation Interest Agreement dated November 23, 2012 between PNG Drilling Ventures Limited and the Company;

"POMSoX" means the Port Moresby Stock Exchange;

"Pre-Arrangement Reorganization" has the meaning set forth under Section 5.18;

"Receiving Party" has the meaning set forth under Section 5.12;

"Registrar" means the registrar appointed under Section 263 of the YBCA;

"Regulatory Approvals" means any material approvals, decisions, clearances and confirmations that the Parties agree, acting reasonably, are required in order to complete the Arrangement;

"Representatives" has the meaning set forth under Section 5.7(a);

"Requesting Party" has the meaning set forth under Section 5.12;

"Requisite Approval" has the meaning set forth in Section 2.3(b);

"Response Period" has the meaning set forth in Section 5.7(e)(C);

"Sanctions" has the meaning set forth in Section 3.1(jj);

"SEC" means the United States Securities and Exchange Commission;

"Securities Act" means the Securities Act (Ontario);

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"Securities Authorities" means the securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada, the SEC and the applicable securities commissions and other securities regulatory authorities in each of the states, provinces and territories of the United States and/or Papua New Guinea (as applicable), as well as the NYSE and, if applicable, the Designated Exchange;

"Securities Laws" means:

(a)	in Canada, the Securities Act, together with all other applicable provincial and territorial securities Laws, rules and regulations and published instruments and policies thereunder;

(b)	in the United States, the U.S. Exchange Act and the U.S. Securities Act, together with all other applicable state and local securities Laws, rules and regulations and published policies thereunder; and

(c)	the policies and rules of the NYSE and, if applicable, the Designated Exchange;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Statutory Plans" means statutory benefit plans which Parent or the Company, as applicable, are required to participate in or comply with, including any benefit plan administered by any Governmental Entity and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation;

"Standard Cubic Foot" means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit;

"Subsidiary" has the meaning set forth in NI 45-106;

"Superior Proposal" means an unsolicited written bona fide Acquisition Proposal to acquire all or substantially all of the shares or assets of the Company or its Subsidiaries made after the date hereof from a Person (other than Parent):

(a)	in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any funds and any other consideration required to complete such Acquisition Proposal and such funds and other consideration are, or are likely to be, available;

(b)	that the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal;

(c)	that did not arise out of or relate to a breach of Section 5.7;

(d)	that is not subject to any due diligence (except for confirmatory due diligence) or access condition; and

(e)	in respect of which the Company Board determined in good faith (after the receipt of advice from their legal counsel with respect to (i) and their financial advisors with respect to (ii)) that: (i) failure to recommend such Acquisition Proposal to the Company Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Company Shareholders from a financial point of view than the transactions contemplated by this Agreement (including in each case after taking into account any modifications to this Agreement proposed by the Parties as contemplated by Section 5.7(f));

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"Tax Act" means the Income Tax Act (Canada);

"Tax" or "Taxes" means (a) any and all taxes, excises, assessments, imposts, levies and other similar charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other similar basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, transfer, land transfer, licence, gift, environment, net worth, sales, goods and services, harmonized sales, use, value-added, stamp, withholding, business, franchising, real or personal property, health, payroll, workers' compensation, employment or unemployment, social security; and (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a);

"Tax Returns" means any and all returns, reports, declarations and elections filed or required to be filed with a Governmental Entity in respect of Taxes, including any amendment thereof;

"Total Sale Agreement" means the Share Purchase Agreement dated as of March 26, 2014 between SPI (208) Limited (Company Number 1-31349) and Total Holdings International B.V.;

"Trademarks" means trade-marks, service marks and certification marks (whether or not registered), domain names, trade dress, trade-names, business names and other indicia of origin (including any registration and applications to register any of the foregoing in any jurisdiction and any extensions, modifications or renewals thereof) and including the goodwill associated with any of the foregoing;

"Transaction Committee" means the transaction committee of the Company Board comprised of four independent (within the meaning of applicable Securities Laws) directors of the Company;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934;

"U.S. Securities Act" means the United States Securities Act of 1933; and

"YBCA" means the Business Corporation Act (Yukon).

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

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1.4	Date for Any Action

If the date on which any action is required to be taken pursuant to this Agreement by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and "$" refers to U.S. dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of each of Parent and the Company shall have the meanings given to such terms under GAAP and IFRS, respectively, and all determinations of an accounting nature in respect of Parent or the Company required to be made shall be made in accordance with GAAP and IFRS, respectively, consistently applied.

1.7	Knowledge

In this Agreement, references to "the knowledge of the Company" means the actual knowledge of Cristian Calderon, Sheree Ford, Michael Hession, David Kirk, Daniel Murnane, Thomas Nador, Saxon Palmer, Matthew Pieterse, Donald Spector, Isikeli Taureka after reasonable inquiry and in their capacity as officers of Company and not in their personal capacity, in each case, and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Form of Plan of Arrangement
Schedule B	-	Form of Arrangement Resolution
Schedule C	-	CRP Agreement
Schedule D	-	Transaction Steps

1.9	Other Definitional and Interpretive Provisions

(a)	References in this Agreement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

(b)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the respective meanings as defined in this Agreement.

(c)	Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(d)	When used in reference to the Company or its Subsidiaries, the term "material" shall be measured against the Company and its Subsidiaries, taken as a whole; and when used in reference to Parent or its Subsidiaries, the term "material" shall be measured against Parent and its Subsidiaries, taken as a whole.

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(e)	The words "hereof", "herein", "hereto", "hereunder", and "hereby" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(g)	References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Agreement, and as the same may be amended, re-enacted, consolidated or replaced from time to time (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute or other Law shall be deemed to refer to such statute or other Law, as amended, and to any rules or regulations made thereunder, in each case, as of such date), and any successor statute or other Law, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy.

Article 2
THE ARRANGEMENT

2.1	Arrangement

Parent and the Company agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	AcquisitionCo

Parent shall acquire the Company Shares through a direct or indirect wholly-owned Subsidiary organized under the laws of British Columbia, Canada or any other jurisdiction in Canada ("AcquisitionCo"). Parent shall cause AcquisitionCo to perform all of its obligations under the Plan of Arrangement. Each of Parent and the Company agrees to use commercially reasonable efforts to implement a transaction structure (including, if necessary, one or more mergers or amalgamations) that would permit the acquisition of the Company pursuant to this Agreement to be treated as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code, provided that Parent shall have no obligation to implement any such structure if Parent determines in good faith that such structure would have adverse consequences (including U.S. tax consequences) for Parent as compared to the acquisition structure that may be proposed by Parent to be implemented in lieu thereof and that would not violate any other provision of this Agreement. For the avoidance of doubt, nothing in this Section 2.2 shall require Parent to modify or otherwise change the amount or type of the Consideration otherwise payable to Company Securityholders pursuant to this Agreement and nothing in this Section 2.2 should be construed as creating a condition to the closing of the Arrangement that the acquisition of the Company pursuant to this Agreement qualifies as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code.

In the event that Parent and the Company agree to implement a transaction structure that would permit the acquisition of the Company pursuant to this Agreement to be treated as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code, the parties shall set forth on Schedule D to this Agreement the transaction steps to be implemented in such transaction structure, and Schedule D, together with this Agreement, is intended to be and is adopted as a "plan of reorganization" for purposes of Section 354 and 361 of the Code.

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2.3	Interim Order

As soon as reasonably practicable following the Amendment Date, the Company shall, in a manner acceptable to Parent, acting reasonably, pursuant to Section 195 of the YBCA, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution (the "Requisite Approval") shall be:

(i)	two-thirds of the votes cast on the Arrangement Resolution: (A) by the Company Shareholders present in Person or represented by proxy at the Company Meeting and voting as a single class, and (B) by the Company Securityholders present in Person or represented by proxy at the Company Meeting and voting as a single class; and

(ii)	if required by Securities Laws in Canada, by a majority of the votes cast by the Company Shareholders present in person or represented by proxy at the Company Meeting after excluding the votes by those Persons whose votes are required to be excluded under Multilateral Instrument 61-101;

(c)	that, in all other respects, the terms, conditions and restrictions of the Company articles and by-laws, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement without the need for additional approval of the Court;

(g)	that the record date for Company Securityholders entitled to notice of and to vote at the Company Meeting will not change in respect of any adjournment(s) of the Company Meeting, unless required by Securities Laws;

(h)	confirmation of the record date for the purposes of determining the Company Securityholders entitled to receive material and vote at the Company Meeting in accordance with the Interim Order;

(i)	that it is Parent's intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Parent Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement; and

(j)	for such other matters as Parent may reasonably require, subject to obtaining the prior consent of the Company, such consent not to be unreasonably withheld or delayed.

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2.4	Company Meeting

Subject to the receipt of the Interim Order, the terms and conditions thereof and the terms of this Agreement:

(a)	Promptly following the Amendment Date, the Company will convene and conduct the Company Meeting in accordance with the Interim Order, the Company's articles, by-laws and applicable Law as soon as reasonably practicable (and the Company agrees to use reasonable efforts to cause the Company Meeting to occur by the date that is 60 days from the Amendment Date). The Company will, in consultation with and subject to the approval of Parent, fix and publish a record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting.

(b)	The Company shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without Parent's prior written consent (such consent not to be unreasonably withheld or delayed), except (i) in the case of adjournment, as required for quorum purposes, by Law or by valid Company Shareholder action (which action is not solicited or proposed by the Company or the Company Board), or (ii) as otherwise permitted under this Agreement.

(c)	Subject to the terms of this Agreement, the Company shall solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Company Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, and take all actions that are reasonably necessary or desirable to seek the approval of the Arrangement by Company Securityholders, provided that the Company shall not be required to continue to solicit proxies if there has been a Company Change of Recommendation as permitted by this Agreement and this Agreement is terminated pursuant to Section 7.2(a)(iii)(A) and the Company pays to Parent the Company Termination Fee in accordance with Section 7.3.

(d)	The Company will give prior notice to Parent of the Company Meeting and allow Parent's representatives (including any legal advisor) to attend the Company Meeting.

(e)	The Company will promptly advise Parent of any written notice of exercise or purported exercise by any registered holder of Company Shares of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, will provide Parent with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any registered holder of Company Shares exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(f)	The Company will instruct its transfer agent and registrar to advise Parent as Parent may reasonably request, and at least on a daily basis on each of the last five Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(g)	The Company will allow Parent and its professional representatives to attend the Company Meeting.

2.5	Company Circular

(a)	As promptly as reasonably practicable following the Amendment Date, the Company shall (i) prepare the Company Circular together with any other documents required by applicable Laws, (ii) file the Company Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Company Circular as required under applicable Laws and by the Interim Order (and the Company agrees to use reasonable efforts to cause the mailing date of the Company Circular to occur by the date that is 30 days from the Amendment Date).

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(b)	On the date of mailing thereof, the Company shall ensure that the Company Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Company Securityholders to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting, and, without limiting the generality of the foregoing, shall take all reasonable steps to ensure that the Company Circular will not contain any misrepresentation (except that the Company shall not be responsible to Parent for any information relating to Parent and its affiliates, including in relation to the Parent Shares, provided by Parent or its representatives in writing for inclusion in the Company Circular).

(c)	The Company Circular shall (i) state that, based on the unanimous recommendation of the Transaction Committee, the Board has determined that the Arrangement is fair to the Company Shareholders and that the Arrangement and entry into this Agreement are in the best interests of the Company and (ii) contain the recommendation of the Company Board to Company Securityholders that they vote in favour of the Arrangement Resolution.

(d)	Parent shall provide, on a timely basis, the Company with all information regarding Parent, its affiliates and the Parent Shares, as required by the Interim Order or applicable Laws for inclusion in the Company Circular or in any amendments or supplements to such Company Circular. Parent and the Company shall also use their commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor. Parent shall take all reasonable steps to ensure that such information does not include any misrepresentation concerning Parent and its affiliates, including in relation to the Parent Shares.

(e)	The Company and Parent each acknowledge the importance of consistency across all public documents and, in that context, Parent and its legal counsel shall be given a reasonable opportunity to review and comment on the Company Circular (and any amendment to the Company Circular) prior to the Company Circular being printed and/or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Parent and its legal counsel. The Company shall provide Parent with final copies of the Company Circular prior to the mailing to the Company Securityholders.

(f)	The Company and Parent shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Company Circular contains a misrepresentation, or otherwise requires an amendment or supplement and the Parties shall co-operate in the preparation of any amendment or supplement to the Company Circular as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Company Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)	The Company shall mail or publicly disseminate an amendment or supplement to the Company Circular in connection with any new or updated information which, in the reasonable judgment of the Company Board or the Transaction Committee, should be made available to the Company Securityholders prior to the date of the Company Meeting. Prior to any dissemination of any such amendment or supplement to the Company Circular, Parent and its legal counsel shall be given a reasonable opportunity to review and comment thereon and reasonable consideration shall be given by the Company to any comments made by Parent and its legal counsel.

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2.6	Recommendation of Company Board

The Company Board has, based on the unanimous recommendation of the Transaction Committee, unanimously:

(a)	determined that the Arrangement is in the best interests of Company;

(b)	determined that the consideration to be received by Company Shareholders pursuant to the Arrangement is fair to Company Shareholders;

(c)	approved the Arrangement, the amendment and restatement of the Arrangement Agreement dated July 21, 2016 between the Parties, and the entering into of this Agreement; and

(d)	resolved to recommend that Company Securityholders vote in favour of the Arrangement Resolution.

Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included in the Company Circular, along with the Fairness Opinion and the New Fairness Opinion.

2.7	Securities Law Compliance

Parent and the Company shall co-operate and use commercially reasonable efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for orders, consents, filings, rulings, exemptions, no-action letters, circulars and approvals, required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, in accordance with applicable Securities Laws.

2.8	Final Order

If (a) the Interim Order is obtained; and (b) the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 195 of the YBCA held as soon as reasonably practicable and, at a time and date mutually agreed between Parent and the Company, each acting reasonably.

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2.9	Court Proceedings

Subject to the terms of this Agreement, Parent will cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing to the Company, on a timely basis, any information reasonably required to be supplied by Parent in connection therewith. The Company will provide Parent's outside counsel, as specified in Section 8.1(a), with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.9 or with Parent's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing in this Agreement shall limit the Company's ability to take any and all steps, including the filing of all manner of documents with any Governmental Entity, to enforce its rights under this Agreement, including in connection with any dispute involving the Company and its Subsidiaries on the one hand and Parent on the other hand. The Company shall also provide to Parent's outside counsel, as specified in Section 8.1(a) and on a timely basis, copies of any notice of appearance or other Court documents served on the Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by the Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. With the Company's prior consent (such consent not to be unreasonably withheld, conditioned or delayed), legal counsel to Parent may make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Parent.

2.10	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Company with the Registrar, provided that the Articles of Arrangement shall not be sent to the Registrar pursuant to the YBCA, for endorsement and filing by the Registrar, except as contemplated by this Agreement and with Parent's prior written consent (which consent shall not in any way diminish or limit Parent’s obligation to consummate the Arrangement at the time contemplated by this Section 2.10). From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the YBCA. The closing of the Arrangement will take place at 8:00 a.m. (New York time) on the Effective Date at such other time and place as may be agreed to by the Parties.

2.11	Payment of Consideration

Parent will, following receipt by the Company of the Final Order and on or prior to the Effective Time, deliver or cause to be delivered sufficient cash and Parent Shares, and make appropriate funding arrangements in accordance with the CRP Agreement, as applicable, to satisfy the Consideration payable to the Company Shareholders pursuant to the Plan of Arrangement (other than Company Shareholders exercising Dissent Rights and who have not withdrawn their notice of dissent).

2.12	Announcement and Shareholder Communications

Parent and the Company shall jointly publicly announce the transactions contemplated by this Agreement promptly following the Amendment Date (which public announcement shall, for greater certainty, include the approvals, determinations and resolutions contemplated by Section 2.6, the text and timing of such announcement to be approved in writing by the Parties in advance, acting reasonably). Parent and the Company agree to co-operate in the preparation of presentations, if any, to Company Shareholders or Parent Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as permitted by Section 5.7, or (b) subject to Section 5.5, make any filing with any Governmental Entity with respect to this Agreement or the Plan of Arrangement without the prior written consent of the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

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2.13	Withholding Taxes

Parent, AcquisitionCo, if applicable, the Company and the Depositary shall be entitled to deduct and withhold from any amounts otherwise payable to any Person under this Agreement such amounts as Parent, AcquisitionCo, the Company or the Depositary may be required to deduct and withhold therefrom under any provision of any applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted to the relevant Governmental Entity, such amounts shall be treated as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent that any amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable (where applicable) to a former Company Shareholder or former holder of Company Options or Company RSUs, Parent, the Company and the Depositary are authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Parent, AcquisitionCo, the Company and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Parent, the Company, AcquisitionCo or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale. For the avoidance of doubt, withholding in respect of the deposit of the CRP into escrow and any payments made pursuant to the CRP Agreement shall be governed exclusively by the CRP Agreement.

2.14	List of Shareholders

At the reasonable request of Parent from time to time, the Company shall provide Parent with a list (in both written and electronic form) of the registered Company Shareholders, together with their addresses and respective holdings of Company Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Company to acquire Company Shares (including holders of Company Options and Company RSUs) and a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. The Company shall from time to time require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of Company Shareholders and lists of holdings and other assistance as Parent may reasonably request.

2.15	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Parent Shares issued pursuant to the Arrangement to the Company Shareholders will be issued by Parent in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	The procedural and substantive fairness of the terms and conditions of the Arrangement will be subject to the approval of the Court;

(b)	The Court will be advised as to the intention of the Parties to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the procedural and substantive fairness of the terms and conditions of the Arrangement;

(c)	The Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Company Securityholders, subject to the Arrangement;

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(d)	The Company will ensure that each Company Shareholder entitled to receive Parent Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to approve the procedural and substantive fairness of the terms and conditions of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)	The Company Shareholders entitled to receive Parent Shares will be advised that the Parent Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Parent in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act;

(f)	The Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Company Securityholders;

(g)	The Interim Order approving the Company Meeting will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(h)	The Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement; and

(i)	The Final Order shall include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Parent, pursuant to the Plan of Arrangement."

2.16	Treatment of Options

(a)	The Company covenants and agrees that it will use all commercially reasonable efforts to encourage and facilitate all of the holders of outstanding Company Options that do not expire prior to the Effective Date to enter into Company Cancellation Agreements with Company prior to the date of the Interim Order.

(b)	Pursuant to the Plan of Arrangement, all Company Options outstanding at the Effective Time shall be deemed terminated.

2.17	Treatment of Restricted Awards

The Parties agree that all Company RSUs shall be settled in accordance with the terms of the Company Stock Incentive Plan and the agreements governing their grants effective immediately prior to the Effective Time and all such outstanding Company RSUs shall be fully vested and paid before or concurrent with the Effective Time in accordance with their terms. The Company Data Room includes a list of all Company RSUs outstanding on the date hereof and the Amendment Date, including without limitation the following: the names of the holders of Company RSUs; the date of grant and the date of expiry of all Company RSUs; the amount required to be withheld on the payment of any award value to satisfy Company's Tax withholding obligations; and the number of Company RSUs held by each holder.

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2.18	Dissenting Shareholders

Registered Company Shareholders entitled to vote at the Company Meeting may exercise Dissent Rights with respect to their Company Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement and the Interim Order. The Company shall give Parent prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Company and promptly provide Parent with copies of such notices and written objections and all other correspondence related thereto, and subject to applicable Laws, shall provide Parent with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Parent and its counsel prior to sending any such written communications. The Company will, upon request of Parent, use all reasonable commercial efforts to obtain the withdrawal of any dissent notice (provided that the Company shall not be required to make or commit to make any payments or concessions). Notwithstanding the foregoing, the Company shall not settle any claims with respect to Dissent Rights without the prior written consent of Parent. Parent will have the right, upon written notice to the Company, to participate, at its own expense, in the Company's negotiations with Company Shareholders who have exercised Dissent Rights.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

Except as disclosed in the Company Data Room, in the Company Public Documents (other than any disclosures contained under the captions "Risk Factors" or "Forward Looking Statements" and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature) or in the Company Disclosure Letter, the Company represents and warrants to Parent as follows, as of the date of this Agreement and as of the Amendment Date (except as otherwise specified) and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. The Company is duly incorporated and validly existing under the YBCA and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. The Company is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licenced or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations, consents and approvals required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Company Material Adverse Effect. Since December 31, 2013 and prior to the Amendment Date, the Company has not received any notice from any Governmental Authority of any material restriction on its ability (i) to conduct its business as is currently conducted, or (ii) to own, lease, operate, license or otherwise hold its assets or assets of its Subsidiaries (other than, for the purposes of this clause (ii), notices in the ordinary course of the Company's business). True and complete copies of the organizational documents of the Company have been disclosed in the Company Data Room, and the Company has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement and to perform its obligations pursuant to this Agreement and pursuant to such agreements and documents. The execution and delivery of this Agreement and the agreements and other documents to be entered into by it under this Agreement and the consummation by the Company of the transactions contemplated by this Agreement and by such other agreements and documents have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement other than the Requisite Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable by Parent against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

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(c)	No Conflict; Required Filings and Consent. The execution and delivery by the Company of this Agreement and the performance by it of its obligations pursuant to this Agreement and the completion of the Arrangement will not:

(i)	subject to receipt of the Regulatory Approvals, violate, conflict with or result in a breach of:

(A)	any provision of the articles, by-laws or other organizational documents of the Company, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

(B)	any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, or Authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect; or

(C)	any Law to which the Company or any of its Subsidiaries is subject or by which Parent or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect;

(ii)	cause a suspension or revocation of an authorization for (A) a Designated Licence or (B) except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, any other consent, approval, licence or Permit currently in effect;

(iii)	subject to receipt of the Regulatory Approvals, give rise to any right of termination, or the acceleration of any indebtedness, under any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization to which the Company or any of its Subsidiaries is a party, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect; or

(iv)	give rise to any rights of first refusal or rights of first offer, trigger any change in control provision or any restriction or limitation under any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization, or result in the imposition of any Lien upon any of the Company's assets or the assets of any of its Subsidiaries, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

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Other than the Regulatory Approvals, compliance with any applicable Securities Laws, stock exchange rules and policies, the Interim Order, the Final Order and the filing of the Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of the Company or any of its Subsidiaries for the consummation by the Company of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by the Company or any of its Subsidiaries under any of its Authorizations, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(d)	Subsidiaries. All of the Company's Subsidiaries and the Company's material interests in any Person have been disclosed in the Company Data Room. Each Subsidiary of the Company is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not have a Company Material Adverse Effect. The Company beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries and no Person holds any securities convertible or exchangeable into securities of such Subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such Subsidiary. All of the outstanding shares owned (directly or indirectly) by the Company in the capital of each of its material Subsidiaries that is a corporation are validly issued, fully-paid and non- assessable and all such shares are owned free and clear of all Liens and, subject to the Company Credit Agreement, any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.

(e)	Compliance with Laws. To the knowledge of the Company:

(i)	the operations of the Company and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of the Company or of any of its Subsidiaries and none of the Company or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect;

(ii)	the Company has complied with, performed, observed and satisfied all material terms, conditions, covenants, obligations and liabilities which have arisen under any title and operating documents affecting its interests in its assets or any applicable Laws relating to such interests and which are required to be satisfied, performed or observed by the Company, except for non-compliance which, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect; and

(iii)	none of the Company or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it is a party or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have or reasonably be expected to have a Company Material Adverse Effect.

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(f)	Authorizations. The Company has all material Authorizations, including material recognition orders and amendments to such Authorizations and exemptions from recognition, in respect of the status of the Company and each of its applicable Subsidiaries as regulated entities by the applicable Governmental Entities. Such Authorizations are all of the Authorizations required by the Company and its Subsidiaries for the ownership, operation and use of the assets of the Company and its Subsidiaries or otherwise in connection with carrying on the business and operations of the Company and its Subsidiaries in compliance with all applicable Laws, except where the failure to have any such Authorization, individually or in the aggregate, would not have a Company Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms, and the Company and its Subsidiaries have fully complied with and are in compliance with all material Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Company Material Adverse Effect. To the knowledge of the Company, there is no action, investigation or proceeding pending or threatened regarding any of the material Authorizations. None of the Company or any of its Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Company Material Adverse Effect and, to the knowledge of the Company, all such Authorizations continue to be effective in order for the Company and its Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than the Company or a Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.

(i)	The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, of which 1,035,554 series A preferred shares have been authorized. As of the Amendment Date, there are: (A) 50,147,795 Company Shares validly issued and outstanding; (B) no preferred shares issued or outstanding; (C) outstanding Company Options providing for the issuance of 60,000 Company Shares upon the exercise thereof; and (D) outstanding Company RSUs providing for the issuance of 596,512 Company Shares upon the exercise thereof, and, except as set forth in Schedule 3.1(g) of the Company Disclosure Letter, no other Company Shares are issued and outstanding. The terms of the Company Options (including exercise price) and Company RSUs are disclosed in the Company Data Room. Except as set forth in this Section 3.1(g), Schedule 3.1(g) of the Company Disclosure Letter and for changes since the date hereof resulting from the exercise or vesting of Company Options or Company RSUs outstanding on the date hereof in accordance with their terms in effect as of the date hereof as disclosed in the Company Public Documents or as expressly contemplated by this Agreement, there are no issued, reserved for issuance or outstanding (A) shares or other voting securities of or ownership interests in the Company, (B) options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, contracts, instruments, commitments or obligations of the Company or any of its Subsidiaries to issue or sell any shares or voting securities of or ownership interests in the Company or of any of its Subsidiaries or (C) securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares or other voting securities of or ownership interests in the Company or any of its Subsidiaries, and other than the Company Stock Incentive Plan, there are no restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of the Company, or equity or security based compensation arrangements maintained by the Company. No Person is entitled to any pre-emptive or other similar right granted by the Company or any of its Subsidiaries. The Company Shares are listed on the NYSE and the POMSoX, and are not listed on any other market.

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(ii)	The Company Disclosure Letter sets forth all outstanding grants to holders of Company Options and Company RSUs and the number, exercise price, vesting schedule (where applicable) and expiration dates of each grant to such holders as of the date hereof and the Amendment Date, and, except as set forth in Schedule 3.1(g) of the Company Disclosure Letter, no other Company Options or Company RSUs are or will be outstanding at or prior to the Effective Time. All Company Shares that may be issued pursuant to the exercise of outstanding Company Options will, when issued in accordance with the terms of the Company Options be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)	As of the date hereof and as of the Amendment Date, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Shares or any shares of any of its Subsidiaries. No Subsidiary of the Company owns any Company Shares.

(iv)	No securities commission, stock exchange or similar regulatory authority in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened and the Company is not, to its knowledge, in default of any requirement of any Securities Laws, rules or policies applicable to the Company or its securities. No order prohibiting the sale of securities of the Company has been issued and is outstanding against the Company or its directors or officers.

(h)	Shareholder and Similar Agreements. The Company is not party to and does not have any knowledge of any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of the Company.

(i)	Reporting Issuer Status. As of the date hereof and as of the Amendment Date, the Company is a reporting issuer not in default (or the equivalent) under the Securities Laws of Alberta, British Columbia and Ontario.

(j)	Reports. The Company has filed with all applicable Securities Authorities true and complete copies of all Company Public Documents that the Company is required to file therewith. The Company Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable Securities Laws. No material change has occurred in relation to the Company which is not disclosed in the Company Public Documents and the Company has not filed any confidential material change reports which continue to be confidential.

(k)	Stock Exchange Compliance. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of each of the NYSE and the POMSoX.

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(l)	Financial Statements.

(i)	The audited consolidated financial statements for the Company as of and for each of the fiscal years ended on December 31, 2015, December 31, 2014, and December 31, 2013, including the notes thereto and the interim consolidated financial statements for the Company for the period ended March 31, 2016, including the notes thereto, have been, and all financial statements of the Company which are publicly disseminated by the Company in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of the Company and its Subsidiaries as of the respective dates of such financial statements and its results of operations and cash flows for the respective periods covered by such financial statements (except as may be indicated expressly in the notes thereto).

(ii)	The management of the Company has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to the Company's management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company and its Subsidiaries are being made only with authorizations of management and directors of the Company and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company or its Subsidiaries that could have a material effect on its financial statements. To the knowledge of the Company, as of the date of this Agreement and the Amendment Date: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company.

(iv)	Since December 31, 2014, none of the Company, any of its Subsidiaries or, to the Company's knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Company Board.

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(m)	Undisclosed Liabilities. None of the Company or any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of the Company as of December 31, 2015 (the "Company Balance Sheet") or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business since December 31, 2015, that are not and would not, individually or in the aggregate with all other liabilities and obligations of the Company and its Subsidiaries (other than those disclosed on the Company Balance Sheet and/or in the notes to the Company financial statements), reasonably be expected to have a Company Material Adverse Effect.

(n)	Directors' and Officers' Liability Insurance. To the knowledge of the Company, the Company, its Subsidiaries, and each of their respective directors has not done or omitted to do any action that would make any directors' and officers' liability insurance policies maintained by the Company and its Subsidiaries which are in effect as at the date of this Agreement and the Amendment Date void, voidable or unenforceable, and the Company, its Subsidiaries and each of their respective directors are not aware of any circumstance that would make any such insurance policies void, voidable or unenforceable.

(o)	Employment Matters.

(i)	Neither the Company nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer, employee or consultant in connection with the termination of their position or their employment as a result of the transaction contemplated by this Agreement.

(ii)	As of the date of this Agreement and the Amendment Date, all anticipated payments required to be made by the Company or its Subsidiaries to directors, officers, consultants and employees of the Company or its Subsidiaries prior to the Effective Date under any contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) are set forth in the Company Data Room.

(iii)	None of the Company or any of its Subsidiaries: (A) is a party to any collective bargaining agreement; or (B) is subject to any application for certification or, to the knowledge of the Company, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of the Company, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 3.1(o) on or before the Effective Date.

(iv)	As of the date of this Agreement and the Amendment Date, none of the Company or any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of the Company, threatened, or any litigation actual, or to the knowledge of the Company, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not have or be reasonably expected to have a Company Material Adverse Effect.

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(v)	The Company Data Room contains true and complete copies of all material Company Stock Incentive Plan and there are no contracts, commitments, agreements, arrangements or understandings between (A) the Company or any of its Subsidiaries on the one hand and (B) any participant in a Company Stock Incentive Plan on the other, which would result in a Company Option or a Company RSU vesting solely as a result of the transaction contemplated by this Agreement.

(p)	Absence of Certain Changes or Events. Since December 31, 2015 and except as otherwise permitted by Section 5.1:

(i)	the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business;

(ii)	there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Company Material Adverse Effect;

(iii)	there has not been any change in the financial accounting practices used by the Company and its Subsidiaries; and

(iv)	there has not been any redemption, repurchase or other acquisition of Company Shares by the Company, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Company Shares.

(q)	Accuracy and Completeness of Information. To the knowledge of the Company, (i) the data and information in respect of the Company and its Subsidiaries and their respective assets, liabilities, business and operations prepared by the Company or its Subsidiaries or their advisors and provided in the Company Data Room or in response to Parent's due diligence requests, to Parent or its advisors, was accurate and correct in all material respects as at the respective dates thereof, and (ii) the documents prepared by third parties represent faithful copies of such documents as in the Company's or its Subsidiaries' possession.

(r)	Litigation. As of the date of this Agreement and as of the Amendment Date, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of the Company, pending or threatened against or relating to the Company or any of its Subsidiaries (or, to the knowledge of the Company, any of their respective, directors, officers, employees, agents and consultants, in each case acting in such capacity), the business of the Company or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Company Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(s)	Taxes.

(i)	Each of the Company and its Subsidiaries has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and the Company and each of its Subsidiaries has paid all Taxes (including any Taxes required to be withheld or collected from payments to or from employees, shareholders or other third parties), which are due and payable by it whether or not assessed by the appropriate Governmental Entity, in each case, except with respect to matters for which adequate accruals or reserves are reflected, in accordance with IFRS, in the financial statements of the Company;

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(ii)	There are no proceedings, investigations, audits or claims now pending against the Company or any of its Subsidiaries in respect of any Taxes and there are no matters under audit or appeal with any Governmental Entity relating to Taxes;

(iii)	For the purposes of the Tax Act and any other relevant Tax purposes:

(A)	the Company is resident in Canada and is not resident in any other country; and

(B)	each of its Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country;

(iv)	There are no Liens for material Taxes upon any properties or assets of the Company or any of its Subsidiaries (other than statutory Liens for Taxes not yet due and payable);

(v)	The Company and its Subsidiaries have not entered into any material transactions or arrangements with persons with whom they do not deal at arm's length (for purposes of the Tax Act) otherwise than for consideration equal to fair market value;

(vi)	The Company has made available true copies of all material Tax Returns of the Company and its Subsidiaries for tax years ended December 31, 2008 through December 31, 2014;

(vii)	No written claim has been made in the past five years by a Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not file income Tax Returns that they are or may be subject to the imposition of any income Tax by that jurisdiction;

(viii)	No extension of any statute of limitations in respect of any material Taxes has been requested or expressly accepted, in each case by the Company or its Subsidiaries; and

(ix)	Other than for circumstances that could result in a failure to satisfy the "continuity of interest" requirement (as described in Treasury Regulation Section 1.368-1(e)), the Company is not aware of the existence of any facts that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code in the event the transaction were restructured pursuant to Section 2.2 hereof to so qualify.

(t)	Benefit Plans.

(i)	A true and complete list of all material Company Benefit Plans has been provided in the Company Data Room. The Company and its Subsidiaries have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

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(ii)	((A) no Company Benefit Plan is a "registered pension plan" as that term is defined in the Tax Act; (B) no Company Benefit Plan is a Multi- Employer Plan; and (C) there is no entity other than the Company and/or its Subsidiaries participating in any Company Benefit Plan.

(iii)	Each material Company Benefit Plan has been established, registered, amended, funded, administered, and invested in all material respects in accordance with its terms and applicable Laws and any contributions required to be made under each material Company Benefit Plan, as of the date hereof and the Amendment Date, have been timely made in accordance with the terms of each material Company Benefit Plan and applicable Laws, and all obligations in respect of each Company Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for the Company in accordance with IFRS as of and for the fiscal year ended on December 31, 2015, including the notes thereto and the report by the Company's auditors thereon. There are no investigations, examinations or other proceeding, action or claim initiated by a Governmental Entity (other than routine claims for payment of benefits) pending or to the knowledge of the Company or its Subsidiaries, threatened involving any Company Benefit Plan or its assets, and no facts exist which could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim (other than routine claims for payment of benefits).

(iv)	No event has occurred respecting any Company Benefit Plan which would entitle a Person (without the consent of the Company) to wind-up or terminate any Company Benefit Plan in whole or in part, except where such wind-up or termination would not reasonably be expected to have a Company Material Adverse Effect.

(v)	There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to or change in employee participation, coverage, or benefits provided under any Company Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. There has been no formal plan, commitment, or promise whether legally binding or not, to create any additional material Company Benefit Plans.

(vi)	There are no unfunded liabilities in respect of any Company Benefit Plan which provides pension benefits, superannuation benefits or retirement savings, or any supplemental pension plans.

(vii)	No liabilities or obligations under any of the Company Benefit Plans in respect of any employees on disability would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(viii)	None of the Company Benefit Plans, or any insurance contract relating to any such Company Benefit Plan, require or permit a retroactive increase in premiums or payments on termination of the Company Benefit Plan or any insurance contract relating to any such Company Benefit Plan, except where such increase or payments, individually or in the aggregate, would not have a Company Material Adverse Effect.

(ix)	Neither the execution of this Agreement, nor the consummation of the Arrangement will (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans; or (C) except as may be required in connection with Section 5.5, limit or restrict the right of Company or, after the consummation of the Arrangement, Parent to merge, amend or terminate any of the Company Benefit Plans.

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(u)	Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(v)	Material Contracts. To the knowledge of the Company, the Company and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts. To the knowledge of the Company, neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Company Material Adverse Effect. None of the Company or any of its Subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of the Company, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party to such Material Contract except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Company Material Adverse Effect. Prior to the date hereof, the Company has made available to Parent true and complete copies of all of the Material Contracts of the Company. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by the Company (or a Subsidiary of the Company, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity) and are the product of fair and arms' length negotiations between the parties to such Material Contract. The Company has not received any written or, to the knowledge of the Company, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(w)	Brokers; Expenses. Except for the fees to be paid to BMO Nesbitt Burns Inc., Morgan Stanley, Credit Suisse and UBS pursuant to their engagement letters with the Company or the Transaction Committee (as applicable), none of the Company, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder's fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(x)	Transaction Costs. As of the date of this Agreement and as of the Amendment Date, the Company Transaction Costs are estimated to be consistent with the amounts disclosed by the Company to Parent in the Company Disclosure Letter.

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(y)	Corporate Records. The corporate records and minute books, books of account and other records of the Company, each of the Company's Subsidiaries and each predecessor of the Company or a Subsidiary of the Company have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(z)	Transfer Agent. Computershare Investor Services Inc., at its principal office in Toronto, Ontario, Canada, is the duly appointed registrar and transfer agent of the Company with respect to the Company Shares.

(aa)	No Royalty or Other Interest. To the Company's knowledge, no Person (other than the Company and its Subsidiaries) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any Designated Licences that will be effective after the Effective Date.

(bb)	Non-Arm's Length Transactions. Neither the Company nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of its Subsidiaries or, to the Company's knowledge, any of their respective affiliates or associates (except for amounts due in the ordinary course of business, including salaries, bonuses and director's fees or the reimbursement of expenses). There are no material Contracts of the Company or its Subsidiaries with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of any shareholder, officer or director of the Company or any of its Subsidiaries, or, to the Company's knowledge, any of their respective affiliates or associates. There are no outstanding loans made by the Company or any of its Subsidiaries to any director, officer, insider or other non-arm's length party of the Company or of a Subsidiary of the Company.

(cc)	Guarantees, Indemnification, Etc. The Company is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to its lenders and to services providers and in title documentation applicable to its assets) or any like commitment, in each case in excess of $5 million, in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person (other than a Subsidiary of the Company).

(dd)	Oil and Gas Matters.

(i)	As of the date of this Agreement and the Amendment Date, the Company does not have any currently outstanding interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments.

(ii)	Although it does not warrant title, the Company does not have any reason to believe that the Company or any of its Subsidiaries do not have good and marketable title to the Designated Licences and, except as disclosed in the Company Public Documents or arising in the ordinary course of business, the Company represents and warrants that (A) the Designated Licences are free and clear of all Liens, charges, encumbrances, restrictions or adverse claims created by, through or under the Company or any of its Subsidiaries, and (B) as of the date of this Agreement and the Amendment Date, to the knowledge of the Company, the investors set forth in the Company Disclosure Letter are the only remaining investors with rights under the relevant IPI Agreement and the percentages shown against their names are the maximum beneficial interests they are eligible to participate in under the relevant IPI Agreement.

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(iii)	The Company and each of its Subsidiaries has duly and timely satisfied all of the material obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or any of its Subsidiaries under each Designated Licence and each Designated Licence is enforceable and in full force and effect.

(iv)	Since December 31, 2015, none of the Designated Licences have been forfeited to, or taken or expropriated by, any Governmental Entity, nor has any notice or proceeding in respect thereof been given or commenced or threatened, nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ee)	Net Debt. As of July 15, 2016 and the Amendment Date, the Company's Net Debt does not exceed $218 million and $304 million, respectively.

(ff)	Insurance.

(i)	Each of the Company and its Subsidiaries is, and has been continuously since December 31, 2014, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets consistent with industry practices.

(ii)	The third party insurance policies of the Company and its Subsidiaries are in full force and effect in accordance with their terms, and the Company and its Subsidiaries are not in default under the terms of any such policy. There has not been any proposed or, to the knowledge of the Company, threatened termination of, or premium increase with respect to, any of such policies.

(gg)	Credit Facilities. As of the date of this Agreement and the Amendment Date, (i) the Company is not in default under the Company Credit Agreement, (ii) the Company's total borrowing capacity under the Company Credit Agreement is $400 million, (iii) the Company has not received any notice of reduction of its borrowing capacity under the Company Credit Agreement, and (iv) the Company has no bank facilities other than the Company Credit Agreement.

(hh)	Investment Canada Act. The Company is not, nor does it control, a Canadian business within the meaning of the Investment Canada Act.

(ii)	Corrupt Practices Legislation. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would constitute a violation by such persons of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the Convention's commentaries, the Corruption of Foreign Public Officials Act (Canada) or the Foreign Corrupt Practices Act of 1977 (United States) or any similar legislation in any jurisdiction in which the Company or its Subsidiaries conduct their business and to which the Company or its Subsidiaries may be subject.

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(jj)	Sanctions. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, agents, employees, consultants or other Persons acting on behalf of the Company or any of its Subsidiaries has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") (including, but not limited to, the designation as a "specially designated national or blocked person" thereunder), the Government of Canada or any other relevant sanctions authority (collectively, "Sanctions"), other than any laws, sanctions or trade embargoes of general applicability, or has acted, whether directly or indirectly, in violation of any Sanctions.

(kk)	Fairness Opinions. The Company has received the Fairness Opinion and the New Fairness Opinion.

(ll)	Foreign Private Issuer. The Company is a "foreign private issuer" within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

(mm)	Exchange Act. Other than the Company Shares, (i) no class of securities of the Company is registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act; and (ii) neither the Company nor any of its Subsidiaries have a reporting obligation (whether active or suspended) pursuant to Section 15(d) of the U.S. Securities Act.

(nn)	Investment Company. The Company is not registered nor, assuming it was incorporated in the United States, required to be registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.

(oo)	Termination of OSL Agreement. The Company has validly terminated the OSL Agreement in accordance and compliance with its terms and has satisfied and discharged all obligations and liabilities thereunder.

3.2	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.3	Disclaimer of Additional Representations and Warranties

Parent agrees and acknowledges that, except as expressly set forth in this Article 3 neither the Company nor any other persons on behalf of the Company makes any representation or warranty, express or implied, at Law or in equity, with respect to the Company, its Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, the Company expressly disclaims any representation or warranty that is not set forth in this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent or any other person resulting from the distribution or failure to distribute to Parent, or Parent's use of, any information, including any information, documents, projections, estimates forecasts of other material made available to Parent in any physical data room, in the Company Data Room or otherwise and maintained by the Company for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3.

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Article 4
REPRESENTATIONS AND WARRANTIES OF PARENT

4.1	Representations and Warranties

Except as disclosed in the Parent Public Documents (other than any disclosures contained in such documents contained under the captions "Risk Factors" or "Forward-Looking Statements" and any other disclosures contained in such documents that are predictive, cautionary or forward-looking in nature), Parent represents and warrants to the Company as follows, as of the date of this Agreement and as of the Amendment Date (except as otherwise specified), and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Qualification. Parent is duly incorporated and validly existing under the laws of the State of New Jersey and has the corporate power and authority to own its assets and conduct its business as now owned and conducted. Parent is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licenced or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations, consents and approvals required to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of the organizational documents of Parent have been disclosed to the Company, and Parent has not taken any action to amend or supersede such documents.

(b)	Authority Relative to this Agreement. Parent has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement and to perform its obligations pursuant to this Agreement and such agreements and documents. The execution and delivery of this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement, including the CRP Agreement, and the consummation by Parent of the transactions contemplated by this Agreement and by such agreements and documents have been duly authorized by the Parent Board and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement and the agreements and other documents to be entered into by it pursuant to this Agreement. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, enforceable by the Company against Parent in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. No vote of any shareholder of Parent is required in connection with this Agreement or the transactions contemplated by this Agreement.

(c)	No Conflict; Required Filings and Consent.

(i)	The execution and delivery by Parent of this Agreement and the performance by it of its obligations pursuant to this Agreement and the completion of the Arrangement will not, subject to receipt of the Regulatory Approvals, violate, conflict with or result in a breach of:

(A)	any provision of the articles of incorporation, by-laws or other organizational documents of Parent, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect;

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(B)	any agreement, contract, indenture, deed of trust, mortgage, bond, instrument or Authorization to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect; or

(C)	any Law to which Parent or any of its Subsidiaries is subject or by which Parent or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect;

(ii)	Other than the Regulatory Approvals, compliance with any applicable Securities Laws, stock exchange rules and policies, the Interim Order, the Final Order, and the filing of the Certificate of Arrangement and Articles of Arrangement, no Authorization of, or filing with, any Governmental Entity is necessary on the part of Parent or any of its Subsidiaries for the consummation by Parent of its obligations in connection with the Arrangement under this Agreement, except for such Authorizations and filings as to which the failure to obtain or make would not, individually or in the aggregate, result in a Parent Material Adverse Effect.

(d)	Compliance with Laws. To the knowledge of Parent, the operations of Parent and its Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Parent or of any of its Subsidiaries and none of Parent or any of its Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Parent Material Adverse Effect

(e)	Capitalization and Listing.

(i)	As of June 30, 2016, there are no more than 4,146,700,000 Parent Shares validly issued and outstanding as fully-paid shares of Parent, and no shares of preferred stock are issued and outstanding. The Parent Shares are listed on the NYSE; and

(ii)	No securities commission, stock exchange or similar regulatory authority in Canada has issued any order which is currently outstanding preventing or suspending trading in any securities of Parent, no such proceeding is, to the knowledge of Parent, pending, contemplated or threatened and Parent is not, to its knowledge, in default of any requirement of any Securities Laws, rules or policies applicable to Parent or its securities. No order prohibiting the sale of securities of Parent has been issued and is outstanding against Parent or its directors or officers.

(f)	Status. As of the date hereof and the Amendment Date, Parent is in compliance in all material respects with the U.S. Exchange Act and the U.S. Securities Act.

(g)	Reports. Parent has filed with all applicable Securities Authorities true and complete copies of the Parent Public Documents that Parent is required to file therewith. Parent Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws.

(h)	Listing Authorities Compliance. Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

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(i)	Financial Statements.

(i)	The audited consolidated financial statements for Parent as of and for each of the fiscal years ended on December 31, 2015, December 31, 2014 and December 31, 2013, including the notes thereto have been, and all financial statements of Parent which are publicly disseminated by Parent in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Parent and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered by such financial statements (except as may be indicated expressly in the notes thereto).

(ii)	The management of Parent has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Parent in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Parent’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)	Parent maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only with authorizations of management and directors of Parent and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent or its Subsidiaries that could have a material effect on its financial statements.

(j)	Absence of Certain Changes or Events. Since December 31, 2015, there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Parent Material Adverse Effect.

(k)	Litigation. As of the date of this Agreement and the Amendment Date, there is no claim, action, inquiry, proceeding or investigation in effect or ongoing or, to the knowledge of Parent, pending or threatened against or relating to Parent or any of its Subsidiaries (or, to the knowledge of Parent, any of their respective directors, officers, employees, agents and consultants, in each case acting in such capacity), the business of Parent or any of its Subsidiaries or affecting any of their properties or assets, before or by any Governmental Entity as to which there is a reasonable possibility of an adverse determination and which, if adversely determined, would have, or reasonably could be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have, a Parent Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

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(l)	Parent Shares. The Parent Shares to be issued by Parent pursuant to the Arrangement will, in all cases, be duly and validly issued by Parent, fully paid and free of pre-emptive rights and Liens on their respective dates of issue.

(m)	Board Approval. The Parent Board has unanimously approved the Arrangement and determined that the Arrangement is in the best interests of Parent.

(n)	U.S. Federal Income Tax Treatment. Other than for circumstances that could result in a failure to satisfy the "continuity of interest" requirement (as described in Treasury Regulation Section 1.368-1(e)), Parent is not aware of the existence of any facts that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code in the event the transaction were restructured pursuant to Section 2.2 hereof to so qualify.

4.2	Survival of Representations and Warranties

The representations and warranties of Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

4.3	Disclaimer of Additional Representations and Warranties

The Company agrees and acknowledges that, except as expressly set forth in this Article 4, neither Parent nor any other persons on behalf of Parent makes any representation or warranty, express or implied, at Law or in equity, with respect to Parent, its Subsidiaries, their respective businesses, the past, current or future financial condition or any of their assets, liabilities or operations, or their past, current or future profitability or performance, individually or in the aggregate, and any such other representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, Parent expressly disclaims any representation or warranty that is not set forth in this Agreement. Neither Parent nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company's use of, any information, including any information, documents, projections, estimates forecasts or other material made available to the Company and maintained by Parent for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty expressly set forth in this Article 4.

Article 5
COVENANTS

5.1	Covenants of Company Regarding the Conduct of Business

The Company covenants and agrees that, prior to the Effective Date, unless (1) Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed, and in any event Parent will respond within five Business Days of any written request for consent), (2) as otherwise expressly contemplated or permitted by this Agreement or the Company Disclosure Letter, or (3) required by applicable Law:

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(a)	The Company shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact the Company and its assets (including (i) using commercially reasonable efforts to defend any claims, actions, suits, litigation or proceedings relating to the Company or its business, assets or Authorizations, or in relation to any of the interests which are subject of the IPI Agreements, and (ii) to consult with Parent with respect to any such defense and prior to settling or compromising any such claims, actions, suits, litigation or proceedings that are material in nature, which, for greater certainty include the matters set out in Section 3.1(r) of the Disclosure Letter), to keep available the services of its officers and employees as a group and to maintain relationships consistent with past practice with customers, employees, Governmental Entities and others having business relationships with them, and to keep Parent apprised of all material developments relating to the businesses of the Company and its Subsidiaries. For greater certainty, the Company shall, and shall be permitted to, take any actions to make any changes to its Authorizations, or apply for any new Authorizations, as may be necessary for it to continue to operate its business in compliance with all applicable Laws;

(b)	Without limiting the generality of Subsection 5.1(a), the Company shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, do any of the following:

(i)	issue, deliver or sell, or authorize the issuance, delivery or sale of any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, of the Company or any of its Subsidiaries, or any Company RSUs, other than the issuance, delivery or sale of: (A) Company Shares on the exercise of Company Options or Company RSUs outstanding on the date of this Agreement as disclosed in Section 3.1(g)(i); or (B) any shares of capital stock of any Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(ii)	sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer any assets of the Company or any of its Subsidiaries or any interest in any assets of the Company and its Subsidiaries having a value greater than $2 million in the aggregate;

(iii)	amend or propose to amend the articles, by-laws or other organizational documents or the terms of any securities of: (A) the Company; or (B) any of its Subsidiaries;

(iv)	split, combine or reclassify: (A) any outstanding Company Shares; or (B) the securities of any of the Company's Subsidiaries;

(v)	redeem, purchase or offer to purchase: (A) any Company Shares; or (B) to the extent prejudicial to the Arrangement or to Parent, other securities of the Company or any shares or other securities of its Subsidiaries;

(vi)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Company Shares or other securities;

(vii)	reorganize, amalgamate or merge: (A) the Company; or (B) to the extent prejudicial to the Arrangement or to Parent, any of Company's Subsidiaries with any other Person;

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(viii)	reduce the stated capital of the shares of: (A) the Company; or (B) to the extent prejudicial to the Arrangement or to Parent, any of the Company's Subsidiaries;

(ix)	acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries and other than in relation to capital expenditures as referred to in paragraph (xvi) below), property transfer or purchase of any property or assets of any other Person that has a value greater than $2 million in the aggregate;

(x)	except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, or guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances;

(xi)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its non-dormant Subsidiaries;

(xii)	take any action or fail to take any action which action or failure to act would reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension of, or the revocation or limitation of rights under, any material Authorizations necessary to conduct its businesses as now conducted;

(xiii)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Company or Parent to consummate the Arrangement or the transactions contemplated by this Agreement;

(xiv)	other than as required pursuant to contracts or agreements in effect as of the date of this Agreement, (A) increase any severance, change of control or termination pay to (or amend any existing arrangement relating to the foregoing with) any director, officer or employee of the Company or any of its Subsidiaries; (B) increase benefits payable under any existing severance or termination pay policies or employment agreements; (C) accelerate vesting or amend or waive any performance or vesting criteria under the Company Stock Incentive Plan or Company Benefit Plans or any grants made thereunder; (D) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of the Company or any of its Subsidiaries; (E) adopt, amend, or make any contribution to any employee benefit plan, profit sharing plan, deferred compensation plan, incentive compensation plan, or other similar plan, fund, or arrangement; or (F) advance or forgive any loan to any officer, director, or other party not at arm's length;

(xv)	(A) enter into any agreement that, if entered into prior to the date hereof, would have been a Material Contract or that is otherwise material to the Company and its Subsidiaries, considered as a whole; or (B) modify or amend in any material respect, transfer or terminate any Material Contract or Contract that is otherwise material to the Company and its Subsidiaries considered as a whole, or waive, release, or assign any material rights or claims to any such Material Contract or under any such Material Contract; or

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(xvi)	other than any cost or expense provided for within the Company's 2016 Work Programme and Budget and the Company's 2017 Work Programme and Budget (both as disclosed in the Company Disclosure Letter) and in accordance with the timing of such expenditures as set out therein: (A) incur any capital expenditures or enter into any agreement obligating the Company or its Subsidiaries to provide for future capital expenditures involving payments having an individual value in excess of $5 million or an aggregate value in excess of $10 million; (B) expend or commit to expend any amounts with respect to any operating expenses (including, for greater certainty, interest expense on the Company's current or future credit facilities) other than in the ordinary course of business; provided that from and after January 1, 2017, such operating expenses shall not exceed $6.6 million per month; (C) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material licence, concession or other material document; or (D) enter into or terminate any hedges, swaps or other financial instruments or like transactions; provided that, from and after the Amendment Date, prior to drawing funds under any of its current or future credit facilities or, subject to Section 5.13(c), withdrawing from the account containing the funds received from Total in connection with the Interim Resource Certification, the Company shall consult with Parent and provide Parent with information reasonably requested by Parent regarding the intended expenditures and use of such funds;

(c)	The Company shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies, or substantially similar or better policies, to be maintained in effect in the ordinary course of business;

(d)	The Company shall use commercially reasonable efforts to maintain and preserve all of its rights under each of its and its Subsidiaries' Authorizations and shall not solicit or encourage any Governmental Entity to make additions to the obligations under any existing or future Authorization (except to the extent necessary for the Company to continue operating its business in accordance with applicable Laws in which case the Company shall consult with Parent prior to soliciting or encouraging such additions and shall, acting reasonably and having regard to the obligations of the Parties under Section 5.5, take into account Parent's reasonable comments);

(e)	Other than in relation to the terms of the Company Options and Company RSUs, the Company shall not, nor permit any of its Subsidiaries to, make any payment to any director, officer, employee or consultant outside of their ordinary and usual compensation and expense reimbursement; provided, however, the Company may establish an aggregate pool of up to $1 million, to be structured at the discretion of the Company Board, for the purpose of making milestone or retention payments to employees or consultants of the Company, and may make payments from such pool. The amounts payable to any individual or the circumstances in which any amount will become payable will be as determined by the Company Board in its sole discretion, provided that no payments may be made to employees with the title of "General Manager" or above;

(f)	The Company shall make all required filings and applications under applicable Laws required to be made by the Company in connection with the transactions contemplated by this Agreement;

(g)	The Company shall not pay the holders of Company Options and Company RSUs any amount of consideration therefor or make any amendment to the outstanding Company Options and Company RSUs, without the prior written consent of Parent, except to permit the accelerated vesting of Company Options surrendered and the cash redemption of the Company RSUs to holders thereof as contemplated by this Agreement, and the Company shall use its reasonable commercial efforts to cause the exercise, cancellation, termination or expiry of the Company Options and Company RSUs prior to the Effective Time;

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(h)	The Company shall provide to Parent reports on its operations and affairs as may be reasonably requested from time to time by Parent, and promptly notify Parent of (i) any material Governmental Entity complaints, investigations or hearings in respect of the Company, any Subsidiary or any of their respective assets, including the Designated Licences, and (ii) the commencement, or, to the knowledge of the Company, threatening in writing, of any material third party litigation in respect of the Company, any Subsidiary or any of their respective assets, including the Designated Licences;

(i)	Except in the ordinary course of business or to the extent required by applicable Laws, the Company and each of its Subsidiaries shall not:

(i)	request a material Tax ruling or enter into any written agreement relating to a material amount of Taxes with any Governmental Entity;

(ii)	settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(iii)	make or rescind any material Tax election except to the extent consistent with past practice, amend any material Tax Return or change any material method of reporting income, deductions or accounting for income Tax purposes; and

(iv)	consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment of Tax without at least 10 Business Days' notice to Parent and prior consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed;

(j)	The Company shall not authorize, propose, enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1;

(k)	The Company shall, through the Closing Time (i) use its reasonable efforts to maintain the listing and trading of the Company Shares on the NYSE, (ii) comply in all material respects with the continued listing requirements of the NYSE and, if applicable, the Designated Exchange, and (iii) comply in all material respects with the Company's reporting, filing, and other obligations, under the rules and regulations of the NYSE and, if applicable, the Designated Exchange. The Company will promptly provide to the Parent copies of any notices it receives from the NYSE and the POMSoX regarding the continued eligibility of the Company Shares for listing;

(l)	The Company shall keep Parent reasonably informed, and shall consider in good faith any input provided by Parent, with respect to any proposed repayment, settlement, assignment, forgiveness, amendment or modification of any intercorporate loan, receivable or payable; and

(m)	Notwithstanding anything in this Agreement to the contrary, the Company shall use commercially reasonable efforts to (i) reduce costs prior to the Effective Date, including reducing or foregoing grants of Company RSUs and payment of cash bonuses, and reducing advisor success and other fees payable in connection with this Agreement and the transactions contemplated thereby and (ii) cause each employee of the Company whose employment contract contemplates payments to such employee after the Amendment Date and prior to the Effective Date which are payable in Company RSUs to agree to receive the value of such payments in cash (in lieu of receiving such payments in Company RSUs), with such cash payments being contingent and payable upon the occurrence of the Effective Time.

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5.2	Covenants of Company Relating to the Arrangement

The Company shall and shall cause the Subsidiaries of the Company to use commercially reasonable efforts to perform all obligations required to be performed by the Company or any of its Subsidiaries under this Agreement, co-operate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable the transactions contemplated by this Agreement and, without limiting the generality of the foregoing or the obligations in Section 5.5 of this Agreement, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	(i) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement and (ii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to the Company or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;

(b)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on the Company or its Subsidiaries with respect to the transactions contemplated by this Agreement;

(c)	not take any action which could reasonably be expected to, individually or in the aggregate, prevent, materially delay or impede the consummation of the Arrangement;

(d)	except as prohibited by applicable Laws, promptly notify Parent of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result in, any of the following: (i) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or its affiliates that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement;

(e)	use commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts or from any other third party in connection with the transactions contemplated by this Agreement, with the reasonable cooperation of Parent (it being expressly agreed by Parent that no such consent shall be a condition to the closing of the Arrangement);

(f)	notify Parent of any claim received by the Company or any of its Subsidiaries for wrongful dismissal, constructive dismissal or any other tort claim relating to employment or termination of employment of employees or independent contractors;

(g)	reasonably cooperate with Parent and its advisors in implementing the Arrangement and determining the optimal structure of Parent and the Company following the closing of the Arrangement, provided that the Company shall not be obligated to consent or agree to any change to the structure of the Arrangement that would reduce, impair, or otherwise negatively impact the benefits of the Arrangement, or would otherwise be prejudicial, to the Company Securityholders;

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(h)	use commercially reasonable efforts to procure Company Lock-Up Agreements from each of the directors and officers of the Company as soon as practicable after the date of this Agreement; and

(i)	provide Parent with such assistance as may be reasonably required in connection with the application for the listing on the NYSE of the Parent Shares issuable pursuant to the Arrangement.

5.3	OSL Agreement Termination Fee

On the date of this Agreement, Parent has paid the "Company Termination Fee" (as defined in the OSL Agreement) to Oil Search Limited in accordance with the terms of the OSL Agreement.

5.4	Covenants of Parent Relating to the Arrangement

Parent shall, and shall cause the Subsidiaries of Parent to use commercially reasonable efforts to perform all obligations required to be performed by Parent or any of its Subsidiaries under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing or the obligations in Section 5.5 of this Agreement, Parent shall and, where appropriate, shall cause each of its Subsidiaries to:

(a)	(i) use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Parent or any of its Subsidiaries challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement and (ii) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Parent or any of its Subsidiaries which may materially adversely affect the ability of the Parties to consummate the Arrangement;

(b)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Laws may impose on Parent or its Subsidiaries with respect to the transactions contemplated by this Agreement;

(c)	not take any action which could reasonably be expected to, individually or in the aggregate, prevent, materially delay or impede the consummation of the Arrangement;

(d)	use commercially reasonable efforts to cause the Parent Shares issuable pursuant to the Arrangement to be listed on the NYSE, subject only to official notice of issuance;

(e)	assist the Company in securing all consents of third parties who are required to provide consent for the inclusion of reference to their names on the reports in the Company Circular by virtue of a document incorporated by reference in regards to Parent in the Company Circular, or otherwise; and

(f)	except as prohibited by applicable Laws, promptly notify the Company of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result in, any of the following: (i) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement; and (ii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Parent, threatened against, relating to or involving or otherwise affecting Parent or its affiliates that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement.

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5.5	Regulatory Approvals

(a)	The Company and Parent covenant and agree to proceed diligently, in a coordinated fashion, to apply for and seek to obtain the Regulatory Approvals.

(b)	Subject to Section 5.5(c), Parent and the Company shall take all actions necessary to cause the filings, applications, notices and submissions required by the Parties and their respective Subsidiaries to obtain all Regulatory Approvals to be made as promptly as reasonably practicable. The Parties further agree to: (i) comply at the earliest practicable date with any request for additional information received by any Party or its Subsidiaries, from any Governmental Entities, in connection with obtaining any Regulatory Approval; and (ii) to cooperate with each other in connection with their respective filings with respect to obtaining any Regulatory Approval and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Entity. For greater certainty, each Party agrees that from the date hereof until the earlier of (i) the Effective Date; and (ii) this Agreement having been terminated pursuant to its terms, it shall use commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to obtain the Regulatory Approvals as soon as reasonably practicable, and, without limitation, it shall, and, where appropriate, shall cause its Subsidiaries to:

(i)	effect all necessary or appropriate registrations, filings, notifications, applications and submissions of information required by Governmental Entities from such party or any of its Subsidiaries, including the notifications set out in the Company Data Room;

(ii)	provide the other Party with copies of any submissions, filings or additional information in advance, and a reasonable opportunity to comment on all notices, submissions, filings and other information supplied to or filed with any Governmental Entity, in connection with obtaining any Regulatory Approval (except for notices and information which the disclosing party, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel of the other Party);

(iii)	cooperate in the preparation of any response by the other Party to any request for additional information received by such other Party or its Subsidiaries, from any Governmental Entities, in connection with obtaining any Regulatory Approval; and

(iv)	effect such presentations and assist at such meetings with or public hearings of Governmental Entities as may be appropriate for the purpose of obtaining the Regulatory Approvals.

(c)	Each Party covenants and agrees in favour of the other Party that, from the date hereof until the earlier of (i) the Effective Date; and (ii) the date this Agreement is terminated pursuant to its terms, it will not initiate or enter into any substantive discussions or hold meetings with Governmental Entities in relation to the Arrangement and/or the Regulatory Approvals, without the presence or prior approval (not to be unreasonably withheld) of the other Party. Except for proxies and other non-substantive communications with Company Securityholders, each of the Company and Parent shall furnish promptly to the other party a copy of each notice, report, schedule or other documents delivered, filed or received by such party from significant Company Securityholders or regulatory agencies in connection with: (i) the Arrangement; (ii) the Company Meeting; (iii) any filings under applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with regulatory agencies or other governmental authorities in connection with the transactions contemplated by this Agreement

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(d)	For purposes of this Agreement, no Regulatory Approval shall be considered to have been obtained unless it is on terms satisfactory to each of the Parties acting reasonably, provided however that any undertakings, terms and conditions required to be offered, accepted and agreed to by Parent in accordance with the requirements of Section 5.5 are deemed to be satisfactory to each of the Parties. In addition, no Regulatory Approval shall be considered to have been obtained if an appeal, stop-order, stay or revocation or proceeding seeking an appeal, stop-order, stay or revocation has been instituted or threatened after the granting of any Regulatory Approval and remains outstanding or subject to final judgment or adjudication prior to the filing of the Articles of Arrangement and receipt of the Certificate of Arrangement.

(e)	All filing and similar fees paid to Governmental Entities associated with obtaining any Regulatory Approval shall be shared equally by the Parties.

5.6	Governance Arrangements

Parent will use commercially reasonable efforts to retain all critical Company personnel to ensure the continued development of the Designated Licences.

5.7	Non-Solicitation

(a)	Except as otherwise expressly provided in this Section 5.7, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its Subsidiaries (collectively, the "Representatives"):

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

(ii)	engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that the Company may inform persons of the provisions contained in this Section 5.7);

(iii)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of this Section 5.7);

(iv)	waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any "standstill" or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this Section 5.7(a)(iv));

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(v)	accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(d)(i)); or

(vi)	make a Company Change in Recommendation.

(b)	The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Person (other than Parent) conducted by the Company or any of its Subsidiaries or Representatives with respect to any proposal that constitutes, or may reasonably be expected to constitute, or lead to, an Acquisition Proposal, and, in connection therewith, the Company will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall, as soon as reasonably practicable, to the extent it is entitled to do so, request the return or destruction of all confidential information regarding the Company and its Subsidiaries previously provided to any such Person or any other Person to the extent such information has not already been returned or destroyed. The Company shall use all commercially reasonable efforts to enforce any confidentiality, non-solicitation or standstill or similar agreements or provisions to which it and any third parties are party.

(c)	The Company shall promptly (and in any event within 24 hours of the receipt thereof) provide notice to Parent (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto, including any amendment to the consideration offered) or any request for non-public information relating to it or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that informs the Company that it is considering making, or has made, an Acquisition Proposal, in each case after the date of this Agreement. Such notice shall indicate the identity of the Person or Persons making such proposal, inquiry, offer or request, all material terms thereof and such other material details of the proposal, inquiry, offer or request known to the Company, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Company shall keep Parent promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request and shall provide Parent copies of all material correspondence and other written material sent to or provided to it by any Person in connection with such inquiry, proposal, offer or request or sent or provided by it to any Person in connection with such inquiry, proposal, offer or request.

(d)	Notwithstanding any other provision of this Agreement and any other agreement between the Company and Parent, at any time following the date of this Agreement and prior to obtaining the Requisite Approval, the Company and its Representatives may:

(i)	enter into or participate in any discussions or negotiations with a third party who seeks to initiate such discussions or negotiations with the Company, provided that such discussions or negotiations did not arise out of or relate to a breach of this Section 5.7, and subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall not prohibit disclosure to Parent as required by this Section 5.7), the Company may furnish to such third party information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal that the Company Board determines, in good faith after consultation with its financial advisors and legal counsel, constitutes, or would be reasonably likely to result in, a Superior Proposal; and

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(B)	prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, the Company notifies the Parent in accordance with Section 5.7(c) and, if not previously provided to Parent, copies of all information provided to such third party shall be provided to Parent concurrently with, or as soon as practicable thereafter, the provision of such information to such third party.

(e)	Notwithstanding any other provision of this Agreement and any other agreement between the Company and Parent, at any time following the date of this Agreement and prior to obtaining the Requisite Approval the Company may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so:

(A)	the Company Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated in Section 5.7(f) and after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal;

(B)	the Company shall otherwise have complied, in all material respects, with its applicable obligations set forth in this Section 5.7;

(C)	three (3) days shall have elapsed from the time the Company gave the notice referred to in Section 5.7(e)(D) (the "Response Period") and, if Parent has proposed to amend the terms of the Arrangement in accordance with Section 5.7(f), the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal;

(D)	the Company shall have given Parent, orally and in writing, at least three (3) days advance notice of any decision by the Company Board to make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal (i) confirming that the Company Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (ii) identifying the third party making the Superior Proposal and include a copy thereof (including the proposed definitive agreement and all supporting documents) and any amendments thereto; and

(E)	substantially concurrently with entering into any binding written agreement with respect to an Acquisition Proposal that is a Superior Proposal, the Company terminates this Agreement pursuant to Section 7.2(a)(iv)(B) and pays to Parent the Company Termination Fee in accordance with Section 7.3.

(f)	The Company acknowledges and agrees that, during the Response Period or such longer period as the Company may approve for such purpose, Parent shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement, including an increase in, or modification of, the Consideration. The Company will negotiate in good faith and the Company Board will review any proposal by Parent to amend the terms of the Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether Parent's proposal to amend the Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. If the Company Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Agreement, it will promptly enter into an amended agreement with Parent reflecting such proposed amendments.

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(g)	Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders pursuant thereto shall constitute a new Superior Proposal for the purposes of this Section 5.7, and a new three (3) day period shall commence.

(h)	The Company shall reaffirm its recommendation of the Arrangement by press release promptly and in any event within 120 hours of any reasonable written request to do so by Parent (or, in the event that the Company Meeting to approve the Arrangement is scheduled to occur within such 120 hour period, prior to the scheduled date of such Company Meeting) in the event that: (i) any Acquisition Proposal which is publicly announced is determined not to be a Superior Proposal; or (ii) the Parties have entered into an amended agreement pursuant to Section 5.7(f) which results in any Acquisition Proposal not being a Superior Proposal.

(i)	Each of the Company and Parent agree that all information that may be provided to Parent by the Company with respect to any Acquisition Proposal pursuant to this Section 5.7 shall be treated as if it were "Evaluation Material" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings. Each of the Company and Parent agree that, following the execution of this Agreement by both Parties, the provisions in the Confidentiality Agreement with respect to “Discussions Disclosure” shall be of no further force or effect.

(j)	The Company shall ensure that its officers, directors and senior employees and any investment bankers or other professional advisers or professional representatives retained by it are aware of the provisions of this Section 5.7 and shall be responsible for any breach of this Section 5.7 by any of them.

(k)	Nothing in this agreement shall prevent the Company Board from complying with Part 2 – Division 3 of National Instrument - 62-104 Take Over Bids and Issuer Bids of the Canadian Securities Administrators and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars in respect of an Acquisition Proposal that is not a Superior Proposal but only following compliance with this Section 5.7 by the Company.

5.8	Employee Matters

(a)	From and after the Effective Time, Parent shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its Subsidiaries under employment and other agreements with current or former employees of the Company or any of its Subsidiaries; provided that no provision of this Section 5.8 shall give any employee of the Company or any of its Subsidiaries any right to continued employment or impair in any way the right of the Company or any of its Subsidiaries to terminate the employment of any employees of the Company or any of its Subsidiaries.

(b)	Prior to the Effective Time, the Company may take all such acts as may be required to ensure that all non-competition obligations, restrictions on employment, or similar restrictions with respect to any employee of the Company shall not apply to such employee following a termination of employment in connection with the Arrangement.

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5.9	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its Representatives to, afford to Parent and its Representatives such access as Parent may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to its officers, employees, agents, properties, books, records and contracts, and shall furnish Parent with all data and information as Parent may reasonably request. Parent and the Company acknowledge and agree that information furnished pursuant to this Section 5.9 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.10	Privacy Issues

(a)	For the purposes of this Section 5.10, the following definitions shall apply:

(i)	"applicable law" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii)	"applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable local law.

(iii)	"authorized authority" means, in relation to any person, transaction or event, any (A) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (B) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (C) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (D) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv)	"Personal Information" means information about an identifiable individual transferred to the Company by Parent or to Parent by the Company in accordance with this Agreement and/or as a condition of the Arrangement.

(b)	The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information").

(c)	Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d)	Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

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(e)	Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f)	Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g)	Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h)	Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

5.11	Insurance and Indemnification

(a)	Prior to the Effective Date, either Parent shall purchase or obtain from Parent's preferred insurer (which may be a captive insurance company of Parent if such company provides all directors’ and officers’ liability insurance to the directors and executive officers of Parent), or the Company shall purchase, customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Parent will, or will cause the Company and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided that Parent shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 300% of the Company's current annual aggregate premium for policies currently maintained by the Company or its Subsidiaries (provided further that this cost limitation shall not apply to any coverage provided by a captive insurance company of Parent).

(b)	Parent agrees that it shall honour all rights to indemnification or exculpation existing as of the date of this Agreement in favour of present and former employees, officers and directors of the Company and its Subsidiaries, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

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(c)	The provisions of this Section 5.11 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce the provisions of this Section on their behalf. Furthermore, this Section 5.11 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

5.12	Consents

Where a Party (the "Requesting Party") requires the consent of the other Party (the "Receiving Party") pursuant to any covenant set out in Sections 5.1 to 5.4, the request for consent shall be made by the Requesting Party in writing (which may be by email) to:

(a)	in the case of Parent, Chief Attorney, Exploration/Upstream Ventures; and

(b)	in the case of the Company, the General Counsel and Company Secretary,

and shall include (a) reasonable detail to enable the Receiving Party to understand the nature and scope of the request for consent, and (b) reference to the relevant covenant(s) to which the consent request relates. The Requesting Party shall provide such additional information in relation to the request for consent as the Receiving Party reasonably requests. The Receiving Party shall act reasonably and in good faith in relation to any consent request and shall, as far as practicable, seek to provide a response in relation to the request within five Business Days of receipt of the request, provided that any failure to respond in such period shall not be treated as a deemed consent of the Receiving Party or a breach of this Agreement.

5.13	CRP Agreement.

(a)	If the Interim Resource Certification Completion has not occurred prior to the Effective Date:

(i)	At or prior to the Effective Time, Parent shall duly execute and deliver the Contingent Resource Payment Agreement (the "CRP Agreement"), which shall be in substantially the form attached hereto as Schedule C, and shall ensure that the Escrow Agent (as defined in the CRP Agreement) duly executes and delivers the CRP Agreement. Prior to the Effective Time, Parent and the Company agree to cooperate in good faith to incorporate any reasonable comments to the CRP Agreement received from the Escrow Agent under the CRP Agreement.

(ii)	From the time of the signing of this Agreement, Parent, the Company and each of their respective affiliates agree not to take any position inconsistent with Section 2.04 or Section 3.08 of the CRP Agreement for U.S. federal income tax purposes.

(iii)	At or prior to the Effective Time, the Company shall appoint two Holder Committee members, as defined in the CRP Agreement.

(b)	If prior to the Effective Date (A) the Interim Resource Certification Completion has occurred and (B) the Interim Resource Certification as determined under the Total Sale Agreement is greater than 6.2 trillion Standard Cubic Feet equivalent:

(i)	The Parties agree that the CRP Agreement shall not be required to be executed or delivered at or prior to the Effective Time;

(ii)	The Company shall provide to Parent such details and results of the Interim Resource Certification reasonably requested by Parent; and

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(iii)	The Parties agree to cooperate in good faith to amend the relevant provisions of the Plan of Arrangement to provide for an amendment to the definition of "CRP" in the Plan of Arrangement to mean an amount equal to the amount that would have been payable as the Distributable CRP Payment (as such term is defined in the CRP Agreement), had the CRP Agreement been in effect at all relevant times in connection with the calculation of such payment, and the payment of the CRP through the Depositary in a manner consistent with the payment of the Parent Shares to the Company Shareholders. For greater certainty, the CRP Agreement shall not be entered into by the parties and shall not be applicable in respect of the payment of the CRP and any withholding taxes on the payment of the CRP, as amended, will be governed by Section 2.13 (excluding the final sentence therein) as applicable to cash or stock payments, as the case may be.

(c)	The Company shall cause SPI (208) Limited to use the funds, if any, received prior to the Effective Time pursuant to the Total Sale Agreement in respect of the Interim Resource Certification to promptly repay the outstanding amounts due from SPI Exploration & Production Corporation ("SPI E&P") under the Company Credit Agreement or any future credit facilities, and to treat SPI (208) Limited’s repayment on behalf of SPI E&P as a pay down on SPI (208) Limited’s intercompany payable owed to SPI E&P. Any remaining funds shall be (i) promptly used by SPI (208) Limited to pay down on its intercompany payable owed to SPI E&P and (ii) placed by the Company or SPI E&P in a separate account and held in escrow pending the Effective Date; provided that, for greater certainty, any use of such funds by the Company or SPI E&P shall be subject to Section 5.1.

(d)	The Company shall, upon reasonable request from Parent (and, in any event, at least once every two weeks and promptly following any material developments regarding the Interim Resource Certification (as such term is defined in the Total Sale Agreement)) provide Parent with a report on the progress of the Interim Resource Certification, which shall include, without limitation, reasonable detail regarding the anticipated next steps with respect to the Interim Resource Certification, as well as a timeline with respect thereto. Without limiting the foregoing, the Company will use commercially reasonable efforts to provide appropriate technical information (including daily drilling reports and results of drilling and testing of the Antelope-7 well) to Parent.

(e)	If the Company or any of its affiliates, or any of their respective directors, are required to make any material decisions with respect to the Interim Resource Certification, the Company shall, and shall cause its affiliates to, provide Parent with the material information that is provided to, or will be relied upon by, the Company or any of its affiliates, or any of their respective directors in making its decision, and prior to making such decision shall consult with and reasonably consider Parent’s comments with respect to such decision.

(f)	The Company will provide Parent with a reasonable opportunity to review and comment on any materials submitted in connection with the Interim Resource Certification, including the submission of data for delivery to the independent certifiers undertaking the Interim Resource Certification, and will give reasonable consideration to such comments.

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5.14	Notice and Cure Provisions.

(a)	Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of (i) the termination of this Agreement and (ii) the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of any Party contained in this Agreement to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date (provided that this subsection (a) shall not apply in the case of any event or state of facts resulting from the actions or omissions of another Party which are required under this Agreement); or

(ii)	result in the failure to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party pursuant to this Agreement prior to the Effective Time;

provided, however, that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect the remedies available pursuant to this Agreement to the Party receiving that notice.

(b)	Parent may not elect to terminate this Agreement pursuant to Section 7.2(a)(iii)(B) and the Company may not elect to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) unless, forthwith and in any event prior to the Effective Time, the Party intending to terminate this Agreement has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for termination. If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured before the Outside Date, provided that a Party is proceeding diligently to cure such matter, no Party may exercise such termination right until the earlier of (i) the date that is fifteen (15) Business Days from the date of receipt of such notice, if such matter has not been cured by such date, and (ii) the Outside Date. If such notice has been delivered prior to the date of the Company Meeting, the Company shall, unless the Parties agree otherwise, postpone or adjourn the Company Meeting until the expiry of such period, provided such period does not extend past the Outside Date.

5.15	Resignation Letters and Other Deliverables.

(a)	To the extent requested by Parent, the Company shall use reasonable efforts to obtain resignation letters and releases (effective as of the closing of the Arrangement) from the non-executive directors of the Company and its Subsidiaries identified by Parent. If requested in writing by Parent, the Company shall cause the employment of any executive officer to terminate effective as of the closing of the Arrangement. In addition, the Company shall use reasonable efforts to obtain a release (effective as of their respective termination date) from each executive officer of the Company upon, or in connection with, the termination of his or her employment with the Company.

(b)	Prior to the Effective Date, the Company shall furnish Parent with:

(i)	certified copies of the resolutions duly passed by the Company Board approving the entering into of this Agreement and the consummation of the transactions contemplated hereby; and

(ii)	a certified copy of the Arrangement Resolution which has received the Requisite Approval;

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5.16	Exemption from the Registration Requirements of the U.S. Securities Act

If exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) is not available, the parties agree to amend the provisions of this Agreement, the Arrangement and any other relevant documents to such extent reasonably necessary to ensure that the transaction contemplated by this Agreement can be effected in a manner consistent with the provisions of the U.S. Securities Act and any relevant Securities Laws, including for this purpose the payment by Parent of cash in lieu of Parent Shares to a Company Shareholder who is a U.S. person, as defined in Regulation S under the U.S. Securities Act provided that the Company shall not be required to agree to any such amendment that would be materially detrimental to the Company or Company Shareholders, and Parent shall not be required to agree to any such amendment that would increase the Cash Consideration payable or the aggregate Consideration payable.

5.17	Operational Matters

The Company shall, and shall procure that all Subsidiaries of the Company, support and not obstruct or delay the drilling of the Antelope-7 well, and the Company shall, upon reasonable request from Parent, and provide Parent with a report on progress of the drilling and testing of the Antelope-7 well, including drilling and test results.

5.18	Pre-Arrangement Reorganization

(a)	The Company agrees to use commercially reasonable efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under Law to effect such reorganizations of the Company’s business, operations and assets as Parent or AcquisitionCo, as applicable, may reasonably request (each a "Pre-Arrangement Reorganization") and (ii) co-operate with Parent or AcquisitionCo, as applicable, and its advisors in order to determine the nature of any Pre-Arrangement Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that: (A) the Pre-Arrangement Reorganizations do not require the approval of the Company Securityholders, (B) the Pre-Arrangement Reorganizations do not reduce the consideration to be received by the Company Securityholders, (C) the Pre-Arrangement Reorganizations are not prejudicial, in any material respect, to Company Securityholders, (D) the Pre-Arrangement Reorganizations do not require the Company or any of its Subsidiaries to contravene (I) any Laws, (II) its or their respective organizational documents or (III) any Contract in any material respect, (E) the Pre-Arrangement Reorganizations do not prevent, materially delay or impede the ability of the Company to consummate the Arrangement, (F) the Pre-Arrangement Reorganizations do not result in more than a de minimis amount of incremental Taxes being imposed on, or more than de minimis incremental adverse Tax consequences to, the Company Securityholders in the aggregate than the Taxes imposed on or other consequences to the Company Securityholders in connection with the completion of the Arrangement in the absence of such Pre-Arrangement Reorganization and (G) the Pre-Arrangement Reorganizations shall not become effective unless Parent has waived or confirmed in writing the satisfaction of all conditions in its favour under Section 6.1 and Section 6.2. Parent acknowledges and agrees that the Pre-Arrangement Reorganizations shall not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached. Parent or AcquisitionCo shall provide written notice to the Company of any Pre-Arrangement Reorganization at least ten (10) Business Days prior to the Effective Time. Parent or AcquisitionCo, as the case may be, and the Company shall at the expense of Parent work co-operatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are reasonably necessary to give effect to such Pre-Arrangement Reorganization, including amending the Plan of Arrangement to give effect to the Pre-Arrangement Reorganizations (provided that such amendments do not require the Company to obtain approval of Company Securityholders), and using commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any Persons to effect each Pre-Arrangement Reorganization. Parent shall forthwith reimburse the Company for all fees, costs and expenses incurred by the Company and its Subsidiaries in considering and effecting the Pre-Arrangement Reorganization if the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of the Agreement. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgements, penalties and Taxes suffered or incurred by any of them in connection with or as a result or in connection with implementing, modifying, reversing, terminating or unwinding of any Pre-Arrangement Reorganization if the Arrangement is not completed other than due to a breach by the Company of the terms and conditions of this Agreement. The obligations of Parent hereunder shall survive termination of this Agreement.

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(b)	Without limiting the generality of Section 5.18(a), the Company acknowledges that Parent or AcquisitionCo may enter into transactions (the "Bump Transactions") designed to step up the tax basis in certain capital property of Company for purposes of the Tax Act and agrees to use reasonable commercial efforts to provide information in its possession or the possession of its Subsidiaries reasonably required by Parent or AcquisitionCo in this regard on a timely basis and to reasonably assist in the obtaining of any such information at the expense of Parent in order to facilitate a successful completion of the Bump Transactions or any such other reorganizations or transactions as is reasonably requested by Parent or AcquisitionCo. The Company also agrees, to the extent that there is a change in Law that would preclude Parent or AcquisitionCo from completing, or that would have the effect of denying Parent or AcquisitionCo the expected benefit from, any Bump Transactions, to amend the Plan of Arrangement as necessary to effect any Bump Transactions, subject to the limitations described in Section 5.18(a)(A) to (G) on the basis that such amendment is a Pre-Arrangement Reorganization, and provided that such amendment does not require the approval of the Company Securityholders. It is further acknowledged and agreed by Parent and the Company that, notwithstanding anything in this Agreement to the contrary, the ability of Parent or AcquisitionCo to structure or complete a Bump Transaction or a Pre-Arrangement Reorganization that achieves a step-up in the tax basis of any of the Company’s assets shall not constitute a condition precedent to Parent’s obligation to complete the Arrangement.

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Requisite Approval shall have been obtained at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Parent or the Company, acting reasonably, on appeal or otherwise; provided that if Parent reasonably believes that the Final Order is or may be subject to a pending or filed appeal, or a pending or filed stay application, by a Company Shareholder, this condition in respect of the Final Order shall not be considered satisfied;

(c)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

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(d)	the Regulatory Approvals shall have been obtained in accordance with Section 5.5(d);

(e)	Parent shall have delivered evidence to the Company that the Parent Shares issuable pursuant to the Arrangement shall at the Effective Time be approved for listing on the NYSE, subject to official notice of issuance;

(f)	the Parent Shares to be issued pursuant to the Arrangement have been allotted by the Parent Board conditional only on completion of the Arrangement and that such Parent Shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or another available exemption; and

(g)	subject to Section 5.13(b), the CRP Agreement shall have been duly executed and delivered by Parent and the Escrow Agent appointed thereunder and shall be in full force and effect.

6.2	Conditions Precedent to the Obligations of Parent

The obligation of Parent to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Parent and may be waived by Parent in whole or in part at any time):

(a)	all covenants of the Company under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by Parent shall have been duly performed or complied with by the Company in all material respects, and Parent shall have received a certificate of the Company addressed to Parent and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as of the Effective Time;

(b)	the representations and warranties of the Company set forth in:

(i)	Sections 3.1(b), 3.1(g)(i) and 3.1(p)(ii) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement, the Amendment Date and as of the Effective Time as if made at and as of such time,

(ii)	Sections 3.1(dd)(ii) and 3.1(dd)(iii) shall be true and correct in all material respects as of the date of this Agreement, the Amendment Date and as of the Effective Time as if made at and as of such time; and

(iii)	Section 3.1, other than those to which clauses (i) and (ii) above apply, shall be true and correct in all respects (disregarding for purposes of this Section 6.2(b)(iii) any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, the Amendment Date and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement, the Amendment Date or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Company Material Adverse Effect, and Parent shall have received a certificate of the Company addressed to Parent and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company's behalf and without personal liability), confirming the same as of the Effective Time;

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(c)	since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect;

(d)	no action, suit or proceeding against Parent or the Company or their respective Subsidiaries shall have been taken by any Governmental Entity (as described in clause (a) of the definition of Governmental Entity), and no applicable Law shall have been enacted or promulgated, which has had or, if the Arrangement was consummated, would (i) result in a Company Material Adverse Effect or Parent Material Adverse Effect, (ii) enjoin or prohibit, or impose material conditions or terms on, the rights of Parent to own or exercise full ownership of the Company Shares upon completion of the Arrangement or the ownership or operation of the business or any material assets of Parent, the Company or any of their respective Subsidiaries, or (iii) materially impede the ability of the Parties to complete the Arrangement; and

(e)	Company Shareholders holding not more than 33 1/3% of the Company Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights, and Company shall have provided to Parent a certificate of a senior officer certifying (without personal liability) such facts on the Effective Date with respect to Company.

6.3	Conditions Precedent to the Obligations of Company

The obligation of the Company to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)	all covenants of Parent under this Agreement to be performed or complied with on or before the Effective Time which have not been waived by the Company shall have been duly performed or complied with by Parent in all material respects and the Company shall have received a certificate of Parent, addressed to the Company and dated the Effective Date, signed on behalf of Parent by two of its senior executive officers (on Parent's behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of Parent set forth in:

(i)	Sections 4.1(b) and 4.1(j) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement, the Amendment Date and as of the Effective Time as if made at and as of such time;

(ii)	Section 4.1(e)(i) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement, the Amendment Date and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement shall be true and correct in all respects as of such date); and

(iii)	Section 4.1, other than those to which clauses (i) and (ii) apply, shall be true and correct in all respects (disregarding for purposes of this Section 6.3(b)(iii) any materiality or Parent Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement, the Amendment Date and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement, the Amendment Date or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Parent Material Adverse Effect,

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and the Company shall have received a certificate of Parent addressed to the Company and dated the Effective Date, signed on behalf of Parent by two senior executive officers of Parent (on Parent's behalf and without personal liability), confirming the same as of the Effective Time;

(c)	since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect; and

(d)	Parent shall have complied with its obligations under Section 2.11 and the Depositary shall have confirmed receipt of the Consideration and funds contemplated by this Agreement.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

6.5	Frustration of Conditions

Neither the Company nor Parent may rely, either as a basis for not consummating the conditions contemplated by this Agreement or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was primarily caused by, or resulted from, such Party's failure to perform any of its covenants or agreements under this Agreement.

Article 7
TERM, TERMINATION, AMENDMENT AND WAIVER

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	Subject to Section 5.14, this Agreement may be terminated at any time prior to the Effective Time (except as provided below, notwithstanding approval of this Agreement or of the Arrangement Resolution by the Company Securityholders and/or by the Court, as applicable):

(i)	by mutual written agreement of the Company and Parent;

(ii)	by either the Company or Parent, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

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(B)	any condition in Section 6.1, other than the condition in Section 6.1(a), becomes incapable of being satisfied by the Outside Date, except that the right to terminate this Agreement under this Section 7.2(a)(ii)(B) will not be available to any Party whose failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied; or

(C)	the Requisite Approval shall not have been obtained after a vote of the Company Securityholders at the Company Meeting in accordance with the Interim Order.

(iii)	by Parent, if:

(A)	prior to the time the condition in Section 6.1(a) is satisfied: (1) the Company Board fails to recommend or publicly withdraws, modifies or qualifies, in a manner adverse to Parent, its recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for not more than seven (7) days shall not be considered an adverse modification or qualification), unless Parent shall have breached a covenant under this Agreement in such a manner that the Company would be entitled to terminate this Agreement in accordance with Section 7.2(a)(ii)(B) or Section 7.2(a)(iv); or (2) the Company Board shall have publicly approved or recommended, or entered into a binding written agreement with respect to, any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(d)(i)) ((1) and (2) collectively a "Company Change in Recommendation"); or

(B)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by Parent) or is not cured in accordance with Section 5.14(b), and provided that Parent is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.2 not to be satisfied; or

(C)	if the Company is in material breach of any of the Company's covenants or obligations in Section 5.7, and, to the extent such breach is capable of being cured, such breach has not been cured within ten days following delivery of written notice by Parent to the Company of such breach.

(iv)	by the Company, if

(A)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by the Company) or is not cured in accordance with Section 5.14(b), and provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.1 or Section 6.3 not to be satisfied; or

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(B)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 5.7(d)(i)), subject to compliance with Section 5.7 in all material respects and subject to the payment of the Company Termination Fee to Parent substantially concurrently with such termination in accordance with Section 7.3.

(b)	In furtherance of, and not in limitation of, Section 5.14, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party's exercise of its termination right.

7.3	Expenses and Termination Fees

(a)	Except as otherwise provided in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses. In the event of termination of this Agreement by either the Company or Parent pursuant to Section 7.2, this Agreement will forthwith become void and have no further force or effect, without any liability of the part of Parent, the Company, or any of their respective Subsidiaries (or any of their respective shareholders, directors, officers, employees, agents, consultants or representatives), except as provided in this Section 7.3, Section 5.7(i), the last sentence of Section 5.9, Section 5.10 and Article 8, which shall survive any termination thereof, and provided further that neither Parent nor the Company shall be relieved or released from any liabilities arising out its fraud or intentional breach of this Agreement.

(b)	For the purposes of this Agreement, "Company Termination Fee Event" means the termination of this Agreement:

(i)	by Parent pursuant to Section 7.2(a)(iii)(A) (but not including a termination by Parent pursuant to Section 7.2(a)(iii)(A) in circumstances where the Company Change in Recommendation resulted from the occurrence of a Parent Material Adverse Effect);

(ii)	by the Company pursuant to Section 7.2(a)(iv)(B);

(iii)	by either Party pursuant to Section 7.2(a)(ii)(A) or Section 7.2(a)(ii)(C), but only if, in these termination events, (x) prior to such termination (in the case of Section 7.2(a)(ii)(A)) or prior to the Company Meeting (in the case of Section 7.2(a)(ii)(C)), a bona fide Acquisition Proposal for the Company shall have been made or publicly announced by any Person other than Parent and (y) within 12 months following the date of such termination, (A) the Company or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal which is later consummated, or (B) an Acquisition Proposal shall have been consummated; (for purposes of this Section 7.3(b)(iii), the term "Acquisition Proposal" shall have the meaning ascribed to such term in Section 1.1, except that a reference to "15%" in such definition shall be deemed to be a reference to "50%" and shall exclude any Acquisition Proposal that constitutes an Acquisition Proposal solely because of clause (a)(iii) of such definition, unless the Acquisition Proposal referred to in clause (y)(A) or (y)(B) above was made or publicly announced prior to the termination of this Agreement or the Company Meeting, as applicable, by any Person other than Parent); or

(iv)	by Parent, pursuant to Section 7.2(a)(iii)(C).

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(c)	If a Company Termination Fee Event occurs, the Company shall pay the Company Termination Fee to the Parent, by wire transfer of immediately available funds, as follows:

(i)	if the Company Termination Fee is payable pursuant to Section 7.3(b)(i), the Company Termination Fee shall be payable within three (3) Business Days following such termination;

(ii)	if the Company Termination Fee is payable pursuant to Section 7.3(b)(ii) or Section 7.3(b)(iv) the Company Termination Fee shall be payable substantially concurrently with such termination; or

(iii)	if the Company Termination Fee is payable pursuant to Section 7.3(b)(iii), the Company Termination Fee shall be payable concurrently upon the consummation of the Acquisition Proposal referred to therein.

(d)	Any Company Termination Fee payable pursuant to this Agreement shall be paid free and clear of and without deduction or withholding for, or on account of, any present or future Taxes, unless such deduction or withholding is required by Law.

(e)	The Company acknowledges that the Company Termination Fee constitutes liquidated damages and is a genuine pre-estimate of the damages which Parent will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances the Company Termination Fee is payable and is paid in full, the Parent shall be precluded from any other remedy against the Company at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that the foregoing limitation shall not (i) apply in the event of fraud or intentional breach of this Agreement by the Company as set forth in Section 7.3(a), and (ii) prior to any such termination, preclude Parent from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the Company set forth in this Agreement, or otherwise obtain specific performance of any of such acts, covenants or agreements in accordance with Section 8.3.

(f)	The Company anticipates, and shall use reasonable endeavours to secure that, the Company Termination Fee is not and shall not be treated as consideration for a taxable supply for the purposes of value added tax or any other similar Tax.

(g)	If any such Company Termination Fee is consideration for a taxable supply in respect of which the Company is liable to pay or account for such value added tax or similar Tax then the amount of the Company Termination Fee shall be reduced, or be deemed to include value added tax or Tax, as applicable, to take account of any such value added tax or Tax.

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7.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Securityholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties;

(d)	waive compliance with or modify any mutual conditions precedent contained in this Agreement; and

(e)	be made pursuant to Section 5.13(b).

7.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided in this Agreement, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained in this Agreement, or (c) waive inaccuracies in any of the other Party's representations or warranties contained in this Agreement or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

Article 8
GENERAL PROVISIONS

8.1	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Parent:

Exxon Mobil Corporation

22777 Springwoods Village Parkway

Energy 2, 3A.358

Spring, TX 77389

Attention:	Steven L. Dickerson
Facsimile:	(281) 353-2178
Email:	steven.dickerson@exxonmobil.com

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with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

3500, 855 – 2nd Street S.W.

Calgary, Alberta, Canada T2P 4J8

Attention:	Chad Schneider
Facsimile:	(403) 260-9700
Email:	chad.schneider@blakes.com

- and -

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York, U.S.A. 10017

Attention:	George R. Bason, Jr.
William J. Chudd
Facsimile:	(212) 701-5340
Email:	george.bason@davispolk.com
william.chudd@davispolk.com

(b)	if to the Company:

Sheree Ford, General Counsel and Company Secretary

InterOil Corporation

163 Penang Road

#06-02 Winsland House II Singapore 238463

Attention:	Sheree Ford

General Counsel and Company Secretary

Facsimile:	+65 6507 0249
Email: sheree.ford@interoil.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: David A. Katz

Facsimile: +1 (212) 403-2000

Email: DAKatz@wlrk.com

with a copy (which shall not constitute notice) to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention: Robert Vaux

Facsimile: +1 (416) 979-1234

Email: rvaux@goodmans.ca

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8.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the Parties irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario, in the City of Toronto, in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. Each Party to this Agreement waives any right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement.

8.3	Injunctive Relief

Subject to Section 7.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

8.4	Time of Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement, Binding Effect, Assignment and References

This Agreement (including the exhibits and schedules hereto), the Company Disclosure Letter, the CRP Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided in this Agreement, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies under this Agreement. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the Parties without the prior written consent of the other Party.

Notwithstanding the amendment and restatement of this Agreement on December 15, 2016, all references in this Agreement to "the date hereof," "the date of this Agreement" or similar references shall refer to July 21, 2016.

8.6	No Liability

No director or officer of Parent shall have any personal liability whatsoever to the Company under this Agreement, or any other document delivered in connection with the transactions contemplated on behalf of Parent. No director or officer of the Company shall have any personal liability whatsoever to Parent under this Agreement, or any other document delivered in connection with the transactions contemplated by this Agreement on behalf of the Company.

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8.7	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

8.8	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF Parent and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

InterOil Corporation

By:	/s/ Chris Finlayson
Name:	Chris Finlayson
Title:	Chairman of the Board

Exxon Mobil Corporation

By:	/s/ Brad W. Corson
Name:	Brad W. Corson
Title:	Vice President

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SCHEDULE A
PLAN OF ARRANGEMENT UNDER SECTION 195 OF THE
YUKON BUSINESS CORPORATIONS ACT

Article 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following words and terms have the meanings set out below:

"10-day VWAP" for a Parent Share means the volume weighted average traded price per Parent Share (calculated to the nearest one-hundredth of one cent) on the NYSE for the period of ten consecutive trading days as reported by Bloomberg Financial Markets, or any successor thereto, through its "Volume Weighted Average Price" function;

"AcquisitionCo" means ExxonMobil Canada Holdings ULC, an indirect wholly-owned Subsidiary of Parent and an entity organized under the laws of British Columbia, Canada;

"Arrangement Agreement" means the amended and restated arrangement agreement dated effective July 21, 2016 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time in accordance with its terms;

"Arrangement Resolution" means the special resolution of the Company Securityholders approving the Plan of Arrangement which is to be considered at the Company Meeting substantially in the form of Schedule B to the Arrangement Agreement;

"Arrangement" means an arrangement under section 195 of the YBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Parent and the Company, each acting reasonably);

"Business Day" means any day, other than a Saturday, a Sunday or a day on which the banks in New York, Toronto or Singapore are authorized by Law or executive order to be closed;

"Calculation Date" means the date that is the second trading date immediately before the Effective Date;

"Company" means InterOil Corporation, a corporation existing under the laws of the Territory of Yukon;

"Company Meeting" means the special meeting of Company Securityholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Company Stock Incentive Plan" means, collectively, (i) the 2009 Stock Incentive Plan dated as of June 19, 2009 (as modified from time to time), and (ii) the 2016 Stock Incentive Plan dated as of June 14, 2016 and adopted at the Company's 2016 shareholder meeting;

"Company Option" means an option to purchase Company Shares granted under the Company Stock Incentive Plan;

"Company RSU" means a restricted share unit granted under the Company Stock Incentive Plan;

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"Company RSU Holder" means a holder of Company RSUs;

"Company Securityholders" means, collectively, the holders of Company Shares, Company RSUs and Company Options;

"Company Shareholders" means the holders of Company Shares;

"Company Shares" means the common shares in the authorized share capital of Company;

"Consideration" means, for each Company Share, (i) the Share Consideration, and (ii) one CRP;

"Court" means the Supreme Court of Yukon;

"CRP" means a contingent resource payment in accordance with the terms and conditions of the CRP Agreement;

"CRP Agreement" means the CRP agreement to be dated the date of the Effective Date between Parent, Purchaser and the Escrow Agent (as defined thereunder);

"Depositary" means such Person as Parent and the Company may jointly appoint, each acting reasonably, to act as depositary in relation to the Arrangement;

"Dissent Rights" has the meaning ascribed thereto in Section 4.1(a) hereof;

"Dissent Shares" means Company Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

"Dissenting Shareholder" means a registered Company Shareholder as of the record date of the Company Meeting who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Company Shares in respect of which Dissent Rights are validly exercised by such Company Shareholder;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means the time on the Effective Date that the Arrangement will be deemed to have been completed, which shall be 12:01 a.m. (Yukon time) on the Effective Date or such other time as agreed to by Parent and Company in writing;

"Final Order" means the final order of the Court pursuant to Section 195 of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Parent and the Company, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Parent and the Company, each acting reasonably) on appeal;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

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"Interim Order" means the interim order of the Court contemplated by Section 2.2 of the Arrangement Agreement and made pursuant to Section 195(4) of the YBCA, in a form acceptable to Parent and the Company, each acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of Parent and the Company, each acting reasonably;

"Law" or "Laws" means any domestic or foreign, federal, state, provincial or local law (statutory, common or otherwise), constitution, by-law, ordinance, principle of law and equity, rule, injunction, determination, award, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are binding upon or applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal to be delivered by the Company to the Company Shareholders and Company RSU Holders;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Parent Shares" means the ordinary shares of Parent;

"Parent" means Exxon Mobil Corporation, a New Jersey corporation;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with section 7.4 of the Arrangement Agreement and this plan of arrangement;

"Purchaser" means Parent or AcquisitionCo;

"Share Consideration" means, for each Company Share, the number of Parent Shares having a value equal to US$45.00, calculated based on the 10-day VWAP ending on (and including) the Calculation Date;

"Tax Act" means the Income Tax Act (Canada);

"Withholding Obligation" has the meaning ascribed thereto in Section 5.1(e) hereof; and

"YBCA" means the Business Corporation Act (Yukon).

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

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1.3	Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4	Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and "$" refers to U.S. dollars.

1.7	Other Definitional and Interpretive Provisions

(a)	References in this Plan of Arrangement to the words "include", "includes" or "including" shall be deemed to be followed by the words "without limitation" whether or not they are in fact followed by those words or words of like import.

(b)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the respective meanings as defined in this Plan of Arrangement.

(c)	Any reference to a number of days shall refer to calendar days unless Business Days are specified.

(d)	The words "hereof", "herein", "hereto", "hereunder", and "hereby" and words of like import used in this Plan of Arrangement shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement.

(e)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(f)	References to a particular statute or other Law shall be to such statute or other Law and the rules, regulations and published legally binding policies made thereunder, as in force as at the date of this Plan of Arrangement, and as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute or other Law thereto, unless otherwise expressly provided, supplements or supersedes any such statute or other Law or any such rule, regulation or legally binding policy.

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Article 2
EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement. Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any Party or person until the Effective Time.

2.2	Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding at and after the Effective Time upon Parent, Purchaser, Company, the Company Securityholders, including Dissenting Shareholders, the Depositary and the registrar and transfer agent of Company.

Article 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, each occurring five minutes following completion of the previous event without any further authorization, act or formality:

(a)	each Dissent Share shall be transferred by such Dissenting Shareholder to Purchaser (free and clear of any Liens) in accordance with, and for the consideration contemplated in, Article 4;

(b)	all Company Options, to the extent not exercised prior to the Effective Time, shall be deemed terminated without any payment in respect thereof;

(c)	the Effective Date shall be deemed to be the vesting date for all of the then issued and outstanding Company RSUs (including, for greater certainty, the Company RSUs issuable as of the Effective Time), and the Company shall allot and issue to each Company RSU Holder such number of Company Shares as are due to such holder under the terms of such RSUs, and thereafter (i) the Company Stock Incentive Plan will terminate and none of the former holders of Company RSUs or Company Options shall have any rights, liabilities or obligations in respect of the Company Stock Incentive Plan, and (ii) the Company RSU Holders will be treated in all respects as Company Shareholders with respect to the Company Shares issued pursuant to this Section 3.1(c);

(d)	each Company Share (other than any Dissent Share but including, for greater certainty, the Company Shares issued pursuant to Section 3.1(c)) shall be transferred to Purchaser (free and clear of any Liens) in exchange for the Consideration, and the payment and delivery of the CRP portion of the Consideration to the holders of the Company Shares (other than the Dissenting Shareholders) shall be satisfied by the delivery thereof by Purchaser to the Escrow Agent in accordance with the terms of the CRP Agreement;

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(e)	with respect to each Company Share transferred in accordance with Section 3.1(a) or Section 3.1(d):

(i)	the registered holder thereof shall cease to be the registered holder of such Company Share and shall cease to have any rights in respect of such Company Share and the name of such registered holder shall be removed from the register of Company Shareholders as of the time of transfer prescribed in Section 3.1(a) or Section 3.1(d), as applicable;

(ii)	the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Company Share; and

(iii)	Purchaser will be the holder of all of the outstanding Company Shares as of the time of transfer prescribed in Section 3.1(a) or Section 3.1(d), as applicable, and the central securities register of Company shall be revised accordingly and Purchaser shall be entitled to all of the rights and privileges attached to the Company Shares; and

(f)	the transfers, exchanges, issuances and terminations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.2	No Fractional Shares

In no event shall any Company Shareholder be entitled to a fractional Parent Share. In lieu of any fractional Parent Shares, a Company Shareholder otherwise entitled to a fractional interest in a Parent Share shall receive a cash amount (without interest) calculated by multiplying the 10-day VWAP ending on (and including) the Calculation Date by the fraction of a Parent Share that the Company Shareholder would have otherwise been entitled (after taking into account all Company Shares surrendered by such holder, including Company Shares in respect of Company RSUs). For greater certainty, no other consideration will be paid or issued to a Company Shareholder in lieu of the issuance of any such fractional Parent Share.

Article 4
DISSENT RIGHTS

4.1	Dissent Rights

(a)	Each registered Company Shareholder as of the record date for the Company Meeting may exercise rights of dissent ("Dissent Rights") with respect to Company Shares held by such Company Shareholder pursuant to Section 193 of the YBCA, as modified by the Interim Order and this Section 4.1(a); provided that, notwithstanding subsection 193(5) of the YBCA, the written objection to the Arrangement Resolution referred to in subsection 193(5) of the YBCA must be sent by the registered Company Shareholder to the Company by not later than 4:00 p.m. (Eastern time) two Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

(i)	are ultimately entitled to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have transferred such Dissent Shares (without any further authorization, act or formality and free and clear of any Liens) to Purchaser in accordance with Section 3.1(a) as of the time prescribed in Section 3.1(a) at the fair value of the Dissent Shares, which fair value, notwithstanding anything to the contrary contained in the YBCA, shall be determined as of the Effective Time; or

(ii)	are ultimately not entitled, for any reason, to be paid by Purchaser fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Company Shares on the same basis as a non-dissenting Company Shareholder and shall be entitled to receive, and shall receive, only the consideration set forth in Section 3.1(d).

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(b)	In no event shall Parent, Purchaser, Company, the Depositary or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Company Shares or any interest therein (other than the rights set out in this Section 4.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of Company as at the Effective Time.

(c)	For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Company Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

Article 5
EXCHANGE OF CERTIFICATES

5.1	Certificates and Payments

(a)	Following receipt of the Final Order and prior to the Effective Time, Parent shall deliver or arrange to be delivered to the Depositary the Share Consideration (together with cash in lieu of fractional Parent Shares), including certificates or Direct Registration System Advices representing the Parent Shares required to be issued to the Company Shareholders in accordance with Section 3.1(d) hereof, which Parent Share evidence shall be held by the Depositary as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of Article 5 hereof. Following receipt of the Final Order and prior to the Effective Time, Purchaser shall deliver or arrange to be delivered to the Escrow Agent the aggregate CRP required to be paid to the Company Shareholders in accordance with Section 3.1(d), which CRP shall be held by the Escrow Agent as agent and nominee for such former Company Shareholders for distribution to such former Company Shareholders in accordance with the provisions of the CRP Agreement.

(b)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Company Shares that were transferred pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor the Consideration, and the Depositary shall deliver to such Company Shareholder the Share Consideration, which such Company Shareholder has the right to receive under the Arrangement for such Company Shares and any certificate so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, a Company RSU Holder, in his, her or its capacity as such, shall not be obligated to deposit certificates representing the underlying Company Shares (including those received pursuant to Section 3.1(c)) in order to receive the Consideration which such Company RSU Holder has the right to receive under the Arrangement for such Company Shares if certificates representing such Company Shares have not been issued (and the Letter of Transmittal shall provide for same).

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(c)	Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.1. Any such certificate formerly representing Company Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Company Shares of any kind or nature against or in Parent, Purchaser or Company. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to Purchaser.

(d)	In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to Section 3.1(d) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Share Consideration deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Share Consideration is to be delivered shall as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to Parent and the Depositary (acting reasonably) in such sum as Parent may direct, or otherwise indemnify Parent and Company in a manner satisfactory to Parent and Company, acting reasonably, against any claim that may be made against Parent, Purchaser and Company with respect to the certificate alleged to have been lost, stolen or destroyed.

(e)	Parent, Purchaser, Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as Parent, Purchaser, Company or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any other Law (a "Withholding Obligation"). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. Parent, Purchaser, Company or the Depositary shall also have the right to withhold such number of Parent Shares otherwise issuable to such Person pursuant to this Plan of Arrangement as would be necessary to produce sale proceeds (after deducting reasonable commissions payable to the broker and other reasonable costs and expenses) sufficient to fund any Withholding Obligation in respect of such Person; provided that no sales of any such Parent Shares shall occur in the United States or any other jurisdiction in which such sales are not permitted under applicable Law. For the avoidance of doubt, withholding in respect of the transfer of the CRP into escrow and any payments made pursuant to the CRP Agreement shall be governed exclusively by the CRP Agreement.

(f)	Any exchange or transfer of Company Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

(g)	No dividend or other distribution declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of this Section 5.1. Subject to applicable Law and to this Section 5.1, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Parent Shares.

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Article 6
AMENDMENTS

6.1	Amendments

(a)	Parent and Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time (including, for greater certainty, as contemplated in Section 2.2 and Section 5.18 of the Arrangement Agreement), provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Company Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Company Shareholders and communicated to the Company Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Company and Parent, may be proposed by Company and Parent at any time prior to or at the Company Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting will be effective only if it is consented to by each of Company and Parent and, if required by the Court, by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made by Company and Parent without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of Company and Parent is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Company Shareholders.

(e)	Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

(f)	Notwithstanding the foregoing provisions of this Article 6, if the conditions set forth in Section 5.13(b) of the Arrangement Agreement are satisfied, Parent and Company will amend this Plan of Arrangement to provide for an amendment to the definition of "CRP" in this Plan of Arrangement to mean an amount equal to the amount that would have been payable as the Distributable CRP Payment (as such term is defined in the CRP Agreement), had the CRP Agreement been in effect at all relevant times in connection with the calculation of such payment, and the payment of the CRP through the Depositary in a manner consistent with the payment of the Parent Shares to the Company Shareholders. For greater certainty, the CRP Agreement shall not be entered into by the parties and shall not be applicable in respect of the payment of the CRP, and any withholding taxes on the payment of the CRP, as amended, will be governed by Section 5.1(e) (excluding the final sentence therein) as applicable to cash or stock payments, as the case may be.

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Article 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE B ARRANGEMENT RESOLUTION

1.	The arrangement (as may be amended, supplemented or varied, the "Arrangement") under Section 195 of the Business Corporations Act (Yukon) (the "YBCA") involving InterOil Corporation (the "Company"), its securityholders, and Exxon Mobil Corporation ("Parent"), all as more particularly described and set forth in the plan of arrangement (as may be amended, supplemented or varied, the "Plan of Arrangement") attached to the Management Information Circular of the Company dated ● (the "Circular"), is hereby authorized and approved.

2.	The Amended and Restated Arrangement Agreement dated effective July 21, 2016 among Parent and the Company (as may be amended, supplemented or varied from time to time, the "Arrangement Agreement"), which includes the Plan of Arrangement, the full text of which is set out in Schedule A to the Arrangement Agreement, the actions of the directors of the Company in approving the Arrangement, the Arrangement Agreement and the Plan of Arrangement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and the Plan of Arrangement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

3.	The Company is hereby authorized to apply for a final order from the Supreme Court of Yukon (the "Court") to approve the Arrangement in accordance with and subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement.

4.	Notwithstanding that this resolution has been passed (and the Arrangement authorized, approved and agreed) by the securityholders of the Company or that the Arrangement has been approved by the Court in accordance with the YBCA, the directors of the Company are hereby authorized and empowered without further approval of the securityholders of the Company (i) to amend, modify, supplement or vary the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement, and (ii) subject to the terms and conditions of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any one director or officer of the Company is hereby, authorized, empowered and directed, for and on behalf of the Company, to execute or cause to be executed, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things as in such person's determination may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement and the Plan of Arrangement (including the execution and delivery of articles of arrangement), such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of such acts or things.

SCHEDULE C CRP AGREEMENT

CONTINGENT RESOURCE PAYMENT AGREEMENT

dated as of
____________, 2016

among

EXXONMOBIL CANADA HOLDINGS ULC,

EXXON MOBIL CORPORATION,

COMPUTERSHARE TRUST COMPANY, N.A. and

COMPUTERSHARE INC., AS ESCROW AGENT

-xi-

-xii-

CONTINGENT RESOURCE PAYMENT AGREEMENT

CONTINGENT RESOURCE PAYMENT AGREEMENT (this “Agreement”) dated as of ____________, 2016 among ExxonMobil Canada Holdings ULC, an unlimited liability corporation and indirect wholly-owned subsidiary of Parent organized under the laws of British Columbia(“AcquisitionCo”), Exxon Mobil Corporation, a New Jersey corporation (“Borrower” and “Parent”), Computershare Trust Company, N.A., a U.S. national banking association (“Computershare Trust”), and Computershare Inc., a Delaware corporation (“Computershare Inc” and, together with Computershare Trust, the “Escrow Agent”).

W I T N E S S E T H :

WHEREAS, this Agreement is entered into pursuant to the Arrangement Agreement dated effective July 21, 2016 between InterOil Corporation, a corporation existing under the laws of the Territory of Yukon (the “Company”), and Parent (the “Arrangement Agreement”), pursuant to which AcquisitionCo will acquire all of the issued and outstanding common shares of the Company (the “Company Shares”) pursuant to a statutory plan of arrangement;

WHEREAS, SPI (208) Limited is a party to the Total Sale Agreement under which SPI (208) Limited is entitled to receive the Interim Resource Payment from Total in the event that the volume of the PRL 15 2C Resources exceeds a certain threshold of Tcfe;

WHEREAS, the Interim Resource Certification will not be completed before the Effective Time;

WHEREAS, pursuant to the Arrangement Agreement and the Plan of Arrangement, and in accordance with the terms and conditions hereof, Parent has agreed to pay, or if Parent so exercises its right pursuant to the Arrangement Agreement, to have AcquisitionCo pay, to holders of Company Shares, an amount equal to the CRP for each Company Share based on an expected volume of PRL 15 2C Resources in excess of 6.2 Tcfe and up to 11 Tcfe, which amount will be held in the Liquidating Escrow Account on behalf of the Holders until the Payment Condition is satisfied, in which case such amount (or a reduced amount if the volume of PRL 15 2C Resources determined under the Total Sale Agreement is less than 11 Tcfe) will be liquidated and released from the Liquidating Escrow Account to the Holders;

WHEREAS, the amounts deposited in the Liquidating Escrow Account pursuant to this Agreement (or the Loan as the case may be) shall be held in the Liquidating Escrow Account pending their liquidation and distribution in accordance with the terms of this Agreement; and

WHEREAS, the terms of this Agreement are intended to adjust the purchase price for the Company Shares to reflect that the Interim Resource Certification will not be completed before the Effective Time.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1
Definitions

Section 1.01. Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Arrangement Agreement. The following terms have the meanings ascribed to them as follows:

“Accrued Interest” has the meaning set forth in Section 2.03(b).

“Achievement Certificate” has the meaning set forth in Section 3.05(a).

“AcquisitionCo” has the meaning set forth in the preamble.

“additional amount” has the meaning set forth in Section 3.05(f)(ii).

“affiliate” has the meaning set forth in the Arrangement Agreement.

“Aggregate CRP Payment” means the amount in US dollars, calculated as follows:

0.90 x 1,000,000,000 x (Contingent Resource) x 0.40127529

where:

Contingent Resource	is a number equal to: PRL152C minus 6.2 Tcfe; provided that in no event shall the Contingent Resource exceed 4.8 Tcfe; and

PRL152C	is the volume of the PRL 15 2C Resources, expressed in Tcfe.

“Agreement” has the meaning set forth in the preamble.

“Applicable Banking Law” has the meaning set forth in Section 4.05.

“Applicable Confidentiality Obligations” has the meaning set forth in Section 6.02(i).

“Applicable Shares” means (i) the total number of issued and outstanding Company Shares transferred to Purchaser under Clause 3.1(d) of the Plan of Arrangement, including the Company Shares issued to holders of Company RSUs under Clause 3.1(c) of the Plan of Arrangement, plus (ii) the total number of Dissent Shares transferred to Purchaser under Clause 3.1(a) of the Plan of Arrangement.

“Arrangement Agreement” has the meaning set forth in the recitals.

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“Borrower” has the meaning set forth in the preamble.

“Company” has the meaning set forth in the recitals.

“Company Shares” has the meaning set forth in the recitals.

“Comparable Treasury Issue” has the meaning set forth in Section 2.03(b).

“Contingent Resource Payment” or “CRP” means a payment equal to (i) the Maximum CRP Payment divided by (ii) the number of Applicable Shares.

“Dispute Expiration Time” means the earlier to occur of (i) the expiration of the Dispute Period, if no Dispute Notice is properly delivered on or prior to the expiration date of such period, or (ii) in the event a Dispute Notice is duly sent on or prior to the expiration date of the Dispute Period, the delivery of a Joint Resolution Notice or Independent Referee Report, as applicable, upon completion of the procedures contemplated by Section 3.05(d).

“Dispute Notice” has the meaning set forth in Section 3.05(d).

“Dispute Period” has the meaning set forth in Section 3.05(d).

“Dispute Matters” has the meaning set forth in Section 3.05(d).

“Dissent Shares” has the meaning set forth in the Plan of Arrangement.

“Distributable CRP Payment” means, in relation to each EVR, the amount in US dollars, equal to (i) the Aggregate CRP Payment divided by (ii) the number of Applicable Shares.

“DTC” has the meaning set forth in the definition of Permitted Transfer.

“Escrow Agent” means the Escrow Agent named in the preamble of this Agreement, until a successor Escrow Agent, organized under the laws of the United States or any state thereof or the laws of a province or territory of Canada, will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Escrow Agent” will mean such successor Escrow Agent.

“Escrow Verification Receipt” or “EVR” means a receipt evidencing one CRP paid by AcquisitionCo into the Liquidating Escrow Account held by the Escrow Agent and an interest of the Holders in amounts distributable from the Liquidating Escrow Account in respect of such one CRP in accordance with the terms and conditions of this Agreement.

“EVR Register” has the meaning set forth in Section 3.04(b).

“Expert” has the meaning set forth in the Total Sale Agreement.

“Guaranteed Obligations” has the meaning set forth in Section 6.03.

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“Holder” means, at the relevant time, a Person in whose name an EVR is registered in the EVR Register.

“Holder Committee” has the meaning set forth in Section 5.01.

“Holder Committee member” has the meaning set forth in Section 5.01.

“Indemnified Parties” has the meaning set forth in Section 4.02(g).

“Independent Referee” means one of Deloitte LLP, KPMG LLP and Ernst & Young LLP as mutually agreed by AcquisitionCo and the Holder Committee; provided that, if, upon request, each of such firms is not available or is unwilling to provide its services, then the Independent Referee shall be another independent certified public accounting firm mutually agreed by AcquisitionCo and the Holder Committee, or if failing such mutual agreement within 10 Business Days of written request made by either AcquisitionCo or the Holder Committee to the other, another independent certified public accounting firm designated by the President of the American Arbitration Association upon the written request of either AcquisitionCo or the Holder Committee (with a copy to be delivered to AcquisitionCo, in the case of a request made by the Holder Committee, or the Holder Committee, in the case of a request made by AcquisitionCo).

“Independent Referee Report” has the meaning set forth in Section 3.05(d).

“Interest Payment” has the meaning set forth in Section 3.05(f).

“Interest Rate” has the meaning set forth in Section 2.03(b).

“Interim Resource Certification” has the meaning set forth in the Total Sale Agreement.

“Interim Resource Payment” has the meaning set forth in the Total Sale Agreement.

“Joint Resolution Notice” has the meaning set forth in Section 3.05(d).

“Liquidating Escrow Account” has the meaning set forth in Section 2.02.

“Loan” has the meaning set forth in Section 2.03(a).

“Loan Payment Date” has the meaning set forth in Section 2.03(c).

“Loan Penalties” has the meaning set forth in Section 2.03(d).

“Loan Proceeds” means the amount in United States dollars, calculated as follows: (i) a number equal to (A) the Aggregate CRP Payment divided by (B) the Maximum CRP Payment, multiplied by (ii) an amount equal to the sum of (A) the Accrued Interest plus (B) the Loan Penalties.

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“Loan Proceeds Payment” means the amount in US dollars, calculated as follows: (i) Loan Proceeds divided by (ii) Applicable Shares.

“Loss” has the meaning set forth in Section 4.02(g).

“Maximum CRP Payment” means US$1,733,509,252.80.

“Non-Achievement Certificate” has the meaning set forth in Section 3.05(c).

“Notice” has the meaning set forth in Section 8.01.

“Officer’s Certificate” means a certificate (i) signed by an authorized officer of AcquisitionCo, in his or her capacity as such, and (ii) delivered to the Escrow Agent.

“Parent” has the meaning set forth in the preamble.

“Payment Condition” means (A) the Interim Resource Certification has been completed, and (B) the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement and is greater than 6.2 Tcfe.

“Payment Shortfall” has the meaning set forth in Section 3.05(e).

“Payor” has the meaning set forth in Section 3.05(f).

“Permitted Transfer” means a Transfer of one or more EVRs (i) upon death by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the EVRs are to be passed to beneficiaries upon the death of the trustee, (iii) made pursuant to a court order, (iv) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (v) in the case of EVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by The Depository Trust Company (“DTC”); (vi) from a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan or a tax-free savings account to the annuitant of the plan or holder of the account, as the case may be; (vii) to AcquisitionCo or its affiliates; or (viii) as provided in Section 3.07.

“PRL 15 2C Resources” means “PRL 15 2C Resources” as defined in the Total Sale Agreement and as determined pursuant to the Interim Resource Certification set out in the Total Sale Agreement.

“PRL 15 JOA” has the meaning set forth in the Total Sale Agreement.

“Required Holders” means the record Holder or Holders of more than 25% of the outstanding EVRs, as set forth on the EVR Register.

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“SPI (208) Limited” means SPI (208) Limited (Company Number 1-31349), a wholly-owned subsidiary of the Company, or any successor thereof.

“Standard Cubic Foot” means the amount of gaseous hydrocarbons which occupy one cubic foot at a pressure of 14.696 pounds per square inch absolute at a temperature of 60 degrees Fahrenheit.

“Taxes” has the meaning set forth in Section 3.05(f).

“Tcfe” means one trillion Standard Cubic Feet equivalent.

“Total” means Total Holdings International B.V.

“Total Sale Agreement” means the Share Purchase Agreement dated as of March 26, 2014 between SPI (208) Limited and Total.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

“US$” means United States dollars.

ARTICLE 2
Escrow Agent and Liquidating Escrow Account

Section 2.01. Escrow Agent. The Escrow Agent is hereby appointed to act as escrow agent in accordance with the express terms and conditions set forth in this Agreement (no implied terms and conditions), and the Escrow Agent hereby accepts such appointment.

Section 2.02. Liquidating Escrow Account. (a) The Escrow Agent shall establish an escrow account to hold, as agent for and on behalf of the Holders, on the terms and conditions set forth herein, all funds (i) accepted under Clause 3.1(d) of the Plan of Arrangement by the Escrow Agent from AcquisitionCo, (ii) deposited in connection with the Loan Payment Date pursuant to Section 2.03(c) or as Loan Penalties pursuant to Section 2.03(d), and (iii) deposited in connection with any Payment Shortfall pursuant to Section 3.05(e) pursuant to this Agreement (the “Liquidating Escrow Account”). No funds shall be released from the Liquidating Escrow Account except in accordance with this Agreement.

(b)        Simultaneously with the execution and delivery of this Agreement, AcquisitionCo shall deliver to the Escrow Agent, for the benefit of the Holders, an amount in cash equal to the Maximum CRP Payment by wire transfer in immediately available funds to the account specified by the Escrow Agent, which cash shall be deposited into the Liquidating Escrow Account by the Escrow Agent.

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(c)        The Escrow Agent shall not have any duty to verify or confirm the accuracy or sufficiency of any deposits made with it hereunder, nor shall the Escrow Agent accept any amounts hereunder unless such funds are accompanied by a written statement setting forth under which clause of Section 2.02 such money is being deposited.

Section 2.03. Loan of Escrow Funds. (a) Immediately following the deposit set forth in Section 2.02(b), the Escrow Agent shall transfer to the Borrower from the Liquidating Escrow Account an amount in cash equal to the Maximum CRP Payment by wire transfer in immediately available funds to the account specified by the Borrower in the form of a loan to the Borrower from the Liquidating Escrow Account, which loan shall be in the principal amount equal to the Maximum CRP Payment (the “Loan”).

(b)        The Loan shall bear interest on the principal amount at a rate per annum (the “Interest Rate”) equal to the sum of (x) the semi-annual equivalent yield to maturity of the United States Treasury security (the “Comparable Treasury Issue”) selected by the Borrower as having a maturity comparable to the time period from the Effective Date to the Loan Payment Date that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity, calculated using a price (expressed as a percentage of its principal amount) equal to the average, as determined by the Borrower, of the bid and asked prices for the Comparable Treasury Issue quoted in writing to the Borrower by at least three primary United States Government securities dealer in New York City at 5:00 p.m., New York City time, on the Business Day preceding the Loan Payment Date plus (y) the credit spread over the rate determined in clause (x), as determined by the Borrower, that would be applicable to U.S.-dollar denominated corporate debt securities of comparable maturity issued by the Parent on the Loan Payment Date. Interest on the Loan shall be computed on the basis of a year of a 360 day year of twelve 30-day months (including the first day but excluding the last day) and shall be payable on the Loan Payment Date (the interest payable on the Loan Payment Date, the “Accrued Interest”). The Borrower shall notify the Escrow Agent in writing of the Interest Rate and the Accrued Interest promptly following delivery of the notice of the Loan Payment Date pursuant to Section 2.03(c). The Escrow Agent shall have no duty or responsibility to calculate or to verify or confirm the accuracy of the Interest Rate and/or the Accrued Interest amounts.

(c)        The Borrower shall deliver to the Escrow Agent an amount in cash equal to the sum of the principal amount of the Loan, the Accrued Interest and any Loan Penalties by wire transfer in immediately available funds to the Liquidating Escrow Account on a date notified in writing with at least one Business Day’s advance written notice by AcquisitionCo to the Escrow Agent and the Borrower (the date on which the Loan is repaid pursuant to this Section 2.03(c), the “Loan Payment Date”) that is no later than ten Business Days after (i) if the Payment Condition has been satisfied, the date of the satisfaction of the Payment Condition or (ii) if the Payment Condition has not been satisfied and a Non-Achievement Certificate has been delivered, the Dispute Expiration Time in respect of such Non-Achievement Certificate (except, in the case of this clause (ii), to the extent the Joint Resolution Notice or Independent Referee Report, as applicable, provides that Non-Achievement Certificate is invalid or otherwise improperly delivered, and therefore should be considered withdrawn). The payment by the Borrower of the principal amount of the Loan, the Accrued Interest and any Loan Penalties in accordance with the preceding sentence shall represent the full and final satisfaction of the Borrower’s obligations with respect to the Loan, and AcquisitionCo’s and Parent’s obligations thereunder pursuant to this Agreement shall be discharged and cease to be of further force and effect. The Escrow Agent shall not be deemed to have any knowledge of the Loan Payment Date, nor shall it take any action with respect to the Loan Payment Date, unless and until it has received the written notice set forth in the first sentence of this paragraph.

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(d)        In the case of any overdue amounts of principal or Accrued Interest on the Loan, the Borrower shall pay to the Escrow Agent (i) interest at a rate equal to the Interest Rate plus 2.00% per annum, which shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed and be payable on demand, and (ii) all reasonable out-of-pocket expenses incurred by the Escrow Agent, including (without duplication) the reasonable fees and disbursements of outside counsel in connection with such overdue amounts and collection, bankruptcy, insolvency and other enforcement proceedings resulting therefrom (such amounts collectively, the “Loan Penalties”). The Escrow Agent shall have no duty or responsibility to determine if any Loan Penalties apply, to calculate any Loan Penalties amounts or to verify or confirm the accuracy of any Loan Penalties amounts deposited with it.

(e)        For greater certainty, the Escrow Agent and the Holder Committee (and any member thereof) shall expressly not be a trustee of, and have no fiduciary obligations to, the Holders, AcquisitionCo or Parent and the terms of this Agreement shall not create or be construed as a trust for the benefit of the Holders, AcquisitionCo or Parent and except as and subject to the terms provided herein, the funds in the Liquidating Escrow Account and the Loan shall be held for the benefit of the Holders and neither AcquisitionCo nor Parent shall have any interest in such funds except to the extent of adjustments and the return of such funds to AcquisitionCo in accordance with the terms and conditions of this Agreement.

Section 2.04. U.S. Tax Treatment of the Liquidating Escrow Account. The parties hereto agree to treat, for U.S. federal income tax purposes, the Liquidating Escrow Account as a “contingent-at-closing escrow” within the meaning of Proposed Treasury Regulations Section 1.468B-8(b) and to treat AcquisitionCo (or, if AcquisitionCo is disregarded as an entity separate from its owner for U.S. federal income tax purposes, the person treated as AcquisitionCo’s owner for U.S. federal income tax purposes) for all periods (or portions thereof) prior to the “determination date” (as defined in Proposed Treasury Regulations Section 1.468B-8(b)(3)) as owning the funds deposited into the Liquidating Escrow Account (including all income earned from the investment or reinvestment of such funds). For U.S. federal income tax purposes, Parent and its affiliates shall, and shall use commercially reasonable efforts to cause the Escrow Agent to, report all taxable income, if any, attributable to funds deposited into the Liquidating Escrow Account and make any applicable withholding on a basis consistent with the foregoing characterization, except to the extent otherwise required by a change in applicable U.S. federal income tax law after the date of the Arrangement Agreement.

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ARTICLE 3
EVRs and Contingent Resource Payments

Section 3.01. CRPs. Pursuant to Clause 3.1(d) of the Plan of Arrangement, AcquisitionCo shall make one Contingent Resource Payment to the holders of Company Shares for each Company Share (other than any Dissent Share) held by a holder, and payment thereof for each Company Share shall be satisfied by the payment of the CRP for each Company Share, free and clear of and without deductions for taxes, if any, imposed under Part XIII of the Income Tax Act (Canada), to the Escrow Agent to hold as agent for and on behalf of the holders of Company Shares in the Liquidating Escrow Account pursuant to the terms of this Agreement.

Section 3.02. Issuance of EVRs. At the Effective Time, AcquisitionCo shall issue to the holders of Company Shares one EVR for each Company Share (other than any Dissent Shares) held by such holder. If, after the Effective Time and prior to the satisfaction of the Payment Condition, any holder of Company Shares who was a Dissenting Shareholder at the Effective Time shall have validly withdrawn or been deemed to have withdrawn the exercise of Dissent Rights with respect to any Dissent Shares, AcquisitionCo shall issue to the former holders of such Dissent Shares one EVR for each such Dissent Share in respect of which Dissent Rights have been so withdrawn or deemed withdrawn (in which case, such Dissent Shares shall cease as of the Effective Time to be considered “Dissent Shares” for purposes of this Agreement, and thereafter shall be treated as Company Shares for which Dissent Rights have not been exercised). The Escrow Agent shall register the applicable number of EVRs for the holders of Company Shares or former Dissent Shares described in the preceding sentences in the EVR Register.

Section 3.03. Nontransferable. A Holder may not at any time Transfer an EVR, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect.

Section 3.04. No Certificate; Registration; Registration of Transfer; Change of Address. (a) EVRs will not be evidenced by a certificate or other instrument.

(b)        The Escrow Agent will maintain an up-to-date register for the Liquidating Escrow Account (the “EVR Register”) for the purposes of (i) identifying the Holders and (ii) registering EVRs and Permitted Transfers thereof. The EVR Register will initially show one position for Cede & Co. representing all Company Shares (other than any Dissent Shares) held by DTC on behalf of the beneficial street holders of the Company Shares as of immediately prior to the Effective Time. The Escrow Agent will update the EVR Register to reflect the information it receives pursuant to Section 6.01. The Escrow Agent shall provide a copy of the EVR Register to the Holder Committee at its reasonable request, but, in any event, not more than once a calendar quarter.

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(c)        Subject to the restriction on transferability set forth in Section 3.03, every request made to Transfer an EVR must be in writing and accompanied by a written instrument of Transfer and other requested documentation in form reasonably satisfactory to the Escrow Agent, duly executed by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Escrow Agent will, subject to its determination that the Transfer instrument is in proper form and the Transfer is a Permitted Transfer and otherwise complies with the other terms and conditions of this Agreement, register the Transfer of the applicable EVR’s balance in the EVR Register. All Transfers of EVRs registered in the EVR Register will entitle the transferee to the same benefits and rights under this Agreement as those held by the transferor. Upon a Permitted Transfer, the transferee shall provide the appropriate forms and information as described under Section 3.05(g) to the Escrow Agent at the time of the transfer. Any Transfer of EVRs will be without charge (other than the cost of any transfer tax) to the applicable Holder. The Escrow Agent may consult with AcquisitionCo prior to effecting and registering any Permitted Transfer and shall not have any liability in relying on any direction received from AcquisitionCo.

(d)        A Holder may make a written request to the Escrow Agent to change such Holder’s address of record in the EVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Escrow Agent will promptly record the change of address in the EVR Register.

Section 3.05. Payment Procedures. (a) If the Payment Condition occurs, then AcquisitionCo will, as soon as practicable (and in any event not later than ten Business Days) after the date that the Payment Condition has been satisfied, deliver to the Holder Committee and the Escrow Agent a notice in writing (the “Achievement Certificate”) that the Payment Condition has been satisfied, which notice shall include the amount of the Aggregate CRP Payment and the amount of the Distributable CRP Payment and Loan Proceeds Payment in respect of each EVR. Acquisition Co will also, subject to Applicable Confidentiality Obligations, disclose the result of the Interim Resource Certification to the Escrow Agent and the Holder Committee (and AcquisitionCo shall use its commercially reasonable efforts to obtain any consents required in order to make such disclosure, or to otherwise cause such disclosure to be permitted under Applicable Confidentiality Obligations, including ensuring that any agreed-upon extensions or amendments to the Applicable Confidentiality Obligations include language permitting such disclosure). The Escrow Agent will promptly (and in any event, within 10 days after receipt) deliver a copy of such Achievement Certificate to the Holders. The Escrow Agent will deliver to AcquisitionCo and the Holder Committee a certificate certifying the date of delivery of such Achievement Certificate to the Holders.

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(b)        After receipt of the Achievement Certificate, the Escrow Agent will promptly (and in any event within 10 days after the Loan Payment Date) liquidate, release and pay from the Liquidating Escrow Account, by check mailed, first-class postage prepaid, to the address of each Holder or by any other method of delivery as specified by the applicable Holder in writing to the Escrow Agent, an amount in cash equal to (i) the number of EVRs registered to such Holder in the EVR Register, multiplied by (ii) a sum equal to (A) the Distributable CRP Payment plus (B) the Loan Proceeds Payment. For the avoidance of doubt, (i) each of the requirements of the Payment Condition must be fully satisfied for any Distributable CRP Payment or Loan Proceeds Payment to be made, and the Holders will not be entitled to, and AcquisitionCo will not be liable for, any such payments in the event of any partial satisfaction of the Payment Condition, and (ii) from and after the date of the Achievement Certificate, each EVR shall represent an amount equal to the sum of the Distributable CRP Payment and Loan Proceeds Payment and, on release and payment of the cash proceeds hereunder shall be satisfied in full. The Escrow Agent shall not have any obligation to determine whether each of the requirements of the Payment Condition have occurred, but shall conclusively rely on its receipt of the Achievement Certificate as evidence that each of such requirements has occurred.

(c)        If the Interim Resource Certification has been completed, the volume of PRL 15 2C Resources has been determined under the Total Sale Agreement and the volume of PRL 15 2C Resources is equal to or less than 6.2 Tcfe, then promptly (and in any event not later than 10 Business Days) after the completion of the Interim Resource Certification, AcquisitionCo will deliver to the Escrow Agent and the Holder Committee an Officer’s Certificate (the “Non-Achievement Certificate”) certifying that the Payment Condition has not been satisfied and is incapable of being satisfied and that AcquisitionCo has complied in all material respects with its obligations under this Agreement. The Escrow Agent will promptly (and in any event, within 10 days after receipt) deliver a copy of such Non-Achievement Certificate to the Holders. The Escrow Agent will deliver to AcquisitionCo and the Holder Committee a certificate certifying the date of delivery of such certificate to the Holders.

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(d)        If the Required Holders dispute either (x) the calculation of the Distributable CRP Payment or Loan Proceeds Payment set forth in the Achievement Certificate or (y) AcquisitionCo’s assertion in the Non-Achievement Certificate that the Payment Condition has not been satisfied and is incapable of being satisfied due to the occurrence of the criteria described in the first sentence of Section 3.05(c), no later than 30 Business Days after the date of delivery of the Achievement Certificate or Non-Achievement Certificate, as applicable (the “Dispute Period”), the Required Holders may provide AcquisitionCo and the Escrow Agent with written notice (the “Dispute Notice”) of such dispute (together with, if applicable and based on the information reasonably available to the Holders or the Required Holders, such Required Holders’ calculation of the Distributable CRP Payment and the Loan Proceeds Payment) in reasonable detail (the matters so disputed, the “Disputed Matters”); provided that the volume of PRL 15 2C Resources as determined by the Interim Resource Certification pursuant to the Total Sale Agreement shall be final, binding and conclusive upon the Holders and the Required Holders and shall not qualify as a Dispute Matter and shall not be, directly or indirectly, subject to review, challenge, dispute or adjustment pursuant to this Section 3.05(d) (it being understood that this proviso shall not prevent or restrict the Holders from asserting or disputing whether AcquisitionCo has complied with its express obligations under Section 6.02). Any Dispute Notice shall be required to be executed by Holders representing the Required Holders and the Escrow Agent may rely on the validity of the signatures contained thereon and shall incur no liability in relying on the validity of the signatures contained thereon. If the Required Holders do not deliver a Dispute Notice on or prior to the expiration date of the Dispute Period, the Holders will be deemed to have accepted the Achievement Certificate or Non-Achievement Certificate, as applicable, and AcquisitionCo and its affiliates will have no further obligation with respect to the EVRs, the Distributable CRP Payments or the Loan Proceeds Payments, subject, in the case of the delivery of an Achievement Certificate, to the payments to be made by the Escrow Agent in accordance with Section 3.05(b). If the Required Holders deliver a Dispute Notice on or prior to the expiration date of the Dispute Period, for 20 days following the delivery of a Dispute Notice, AcquisitionCo and such Required Holders shall attempt in good faith to resolve the Disputed Matters. If AcquisitionCo and such Required Holders successfully resolve the Disputed Matters, AcquisitionCo and such Required Holders shall execute and deliver a joint notice (a “Joint Resolution Notice”) to the Escrow Agent informing the Holder Committee and the Escrow Agent of the resolution of the Disputed Matters and the Required Holders and AcquisitionCo shall jointly direct the Escrow Agent as to the precise distribution of the Liquidating Escrow Account. If AcquisitionCo and such Required Holders fail to resolve such Disputed Matters within such 20-day period, either AcquisitionCo or such Required Holders may each submit the unresolved Disputed Matters to the Independent Referee for final determination. If the Disputed Matters are submitted to the Independent Referee for resolution, AcquisitionCo shall furnish to the Independent Referee such access and documents and information related to the Disputed Matters (upon reasonable advance notice and during normal business hours) as the Independent Referee may reasonably request and as are reasonably available to AcquisitionCo. Subject to Applicable Confidentiality Obligations, the Independent Referee shall deliver to AcquisitionCo, the Holder Committee, the Escrow Agent and the Holders, as promptly as practicable (and in any event within 30 days after its appointment), a report (the “Independent Referee Report”) setting forth the Independent Referee’s determination with respect to the Disputed Matters and jointly directing the Escrow Agent as to the precise distribution of the Liquidating Escrow Account; provided that the Independent Referee’s determination with respect to each Disputed Matter shall be no more favorable to AcquisitionCo than as reflected in the Achievement Certificate or Non-Achievement Certificate, as applicable, and no more favorable to the Holders than as reflected in the Dispute Notice. The Escrow Agent shall promptly (and in any event within 10 days after receipt) deliver the Independent Referee Report to the Holders and the Holder Committee. The determination of the Independent Referee with respect to the Disputed Matters shall be final, conclusive and binding on AcquisitionCo, the Holder Committee and the Holders, shall be non-appealable and shall not be subject to further review. The fees and expenses charged by the Independent Referee shall be borne by AcquisitionCo, except to the extent that the Independent Referee Report finds in favor of AcquisitionCo on all Disputed Matters, in which case such fees and expenses shall be borne by the Required Holders; provided that, for greater certainty, the Required Holders shall not be responsible for any fees and expenses of AcquisitionCo. The Independent Referee shall enter into a reasonable and mutually satisfactory confidentiality agreement with AcquisitionCo obligating the Independent Referee to retain all information disclosed to it in confidence in accordance with the terms of such confidentiality agreement, and the Independent Referee shall only include information in the Independent Referee Report, the disclosure of which would not, in the Independent Referee’s reasonable discretion (after consultation with AcquisitionCo), violate the Applicable Confidentiality Obligations. The Holder Committee may (but shall not be required to), with the consent of the Required Holders, act on behalf of the Required Holders with respect to any Disputed Matters as if the Holder Committee were the Required Holders and the provisions of this Section 3.05(d) shall apply mutatis mutandis; provided that the Holder Committee shall promptly provide AcquisitionCo, at AcquisitionCo’s request, evidence of such consent.

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(e)        If the Required Holders deliver a Dispute Notice pursuant to Section 3.05(d), and following the conclusion of the procedures set forth in Section 3.05(d), it is finally determined (whether through (x) mutual agreement of AcquisitionCo and the Required Holders or (y) determination of the Independent Referee under the Independent Referee Report) that the Distributable CRP Payment and Loan Proceeds Payment, if any, are in excess of the amounts set forth in the Achievement Certificate or Non-Achievement Certificate (the portion not paid under Section 3.05(b) in relation to each EVR, the “Payment Shortfall”), AcquisitionCo shall promptly (and in any event within two Business Days) after the delivery of the Joint Resolution Notice or Independent Referee Report, as applicable, to the Escrow Agent cause an aggregate amount in cash equal to (A) the Payment Shortfall multiplied by (B) the number of EVRs to be deposited with the Escrow Agent into the Liquidating Escrow Account. For greater certainty, any funds released from the Liquidating Escrow Account to AcquisitionCo under Section 3.05(j) shall, to the extent of the aggregate Payment Shortfall, be deemed to have been held by AcquisitionCo as agent and nominee for and on behalf of the Holder until it is deposited with the Escrow Agent. Upon receipt of such aggregate amount, the Escrow Agent shall promptly (and in any event within 10 days after the receipt thereof) liquidate, release and pay from the Liquidating Escrow Account, by check mailed, first-class postage prepaid, to the address of each Holder or by any other method of delivery as specified by the applicable Holder in writing to the Escrow Agent, an amount in cash equal to (1) the number of EVRs registered to such Holder in the EVR Register, multiplied by (2) the Payment Shortfall.

(f)        (i)        Any Distributable CRP Payment and any amount paid with respect to any Payment Shortfall (except to the extent attributable to any Loan Proceeds Payment) shall be made free and clear of and without deduction for taxes, if any, imposed under Part XIII of the Income Tax Act (Canada).

(ii)        Subject to Section 3.01 and Section 3.05(f)(i), AcquisitionCo, the Borrower and the Escrow Agent (each, a “Payor”) will be entitled to deduct and withhold, or cause to be deducted and withheld, from any Distributable CRP Payment, Loan Proceeds Payment, Payment Shortfall, or any amount otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to any and all current or future taxes, levies, imposts, deductions, charges or withholdings imposed or asserted by the United States, Canada or the jurisdiction of the Borrower, and all interest, penalties and other liabilities with respect thereto (“Taxes”). To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. However, the portion of any Loan Proceeds Payment (or any other amount) that is paid in respect of Accrued Interest (an “Interest Payment”) by or on behalf of a Payor shall be made free and clear of and without deduction for Taxes, unless required by applicable Law.  If a Payor must withhold or deduct any Taxes from or in respect of any such Interest Payment, then the Payor shall make such withholding or deduction and timely pay the full amount withheld or deducted to the relevant governmental authority in accordance with applicable Law, and, subject to Section 3.05(g) below, the sum payable in respect of such Interest Payment shall be increased by the amount (an “additional amount”) necessary so that after making all required withholdings or deductions (including withholdings or deductions applicable to additional amounts payable under this Section 3.05(f)(ii)) the applicable recipient shall receive an amount equal to the sum it would have received had no such withholdings or deductions been made.

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(iii)        Subject to Section 3.05(g) below, AcquisitionCo agrees to indemnify each Holder for the full amount of taxes imposed under Part XIII of the Income Tax Act (Canada) on or with respect to any Interest Payment made or deemed to have been made by any Payor hereunder paid by such Holder and any liability (including penalties, interest and expenses (including reasonable attorneys’ fees and expenses)) arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally asserted by the relevant governmental authority.

(g)        Each Holder shall, (i) prior to the Effective Time and upon any transfer described in Section 3.04(c), provide to the Payor, upon request, (A) a valid U.S. Internal Revenue Service Form W-8 or W-9 (or any successor forms thereto), as applicable, and (B) any other certificate or information reasonably requested by the Payor to permit payments to be made pursuant to this Agreement without deduction for withholding Taxes and,(ii) at such other times thereafter upon reasonable request of the Payor, provide any of the foregoing forms, certificates or information.  Notwithstanding anything to the contrary in this Agreement, no Person shall have any obligation to pay additional amounts or shall have any indemnification obligation with respect to Taxes (other than taxes imposed under Part XIII of the Income Tax Act (Canada) described in Section 3.01 or Section 3.05(f)(i)) that are imposed with respect to payments made pursuant to this Agreement as a result of a Holder’s failure to deliver the relevant documentation or information pursuant to this Section 3.05(g) or Section 3.04(c).

(h)        Any portion of a Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall that remains undistributed to the Holders nine months after the Loan Payment Date will be liquidated and delivered by the Escrow Agent to AcquisitionCo, and any Holder will thereafter look only to AcquisitionCo for release and payment of such Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall. For greater certainty, any funds delivered under this section to AcquisitionCo shall, to the extent of the Distributable CRP Payment, Loan Proceeds Payment and Payment Shortfall, be deemed to be held by AcquisitionCo as agent and nominee for and on behalf of the Holder.

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(i)         If any Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall (or portion thereof) remains unclaimed by a Holder two years after such payment (or immediately prior to such earlier date on which such payment would otherwise escheat to or become the property of any Governmental Entity), such payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of AcquisitionCo, free and clear of all claims or interest of any Person previously entitled thereto. Neither AcquisitionCo nor the Escrow Agent will be liable to any Person in respect of a Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. Escrow Agent shall have no duty or responsibility to determine compliance with the applicable Laws mentioned above. Escrow Agent shall not take any other action in connection with this Section 3.05(j) unless it has received written instruction from AcquisitionCo and a certificate from an appropriate officer of AcquisitionCo which states that such action is in compliance with this Section and applicable Law.

(j)         After payment has been made in full to the Holders pursuant to this Agreement, the Escrow Agent will promptly (and in any event within one Business Day) after such payment liquidate, return and pay to AcquisitionCo from the Liquidating Escrow Account an amount in cash equal to the balance of funds in the Liquidating Escrow Account after all such payments have been made to Holders, by wire transfer of immediately available funds to the account specified by AcquisitionCo. If a Non-Achievement Certificate is delivered to the Escrow Agent, after the Dispute Expiration Time has occurred, and upon receiving the written direction of AcquisitionCo to make such payment, the Escrow Agent will promptly (and in any event within one Business Day) after the Loan Repayment Date in respect of such Non-Achievement Certificate as set forth in clause (ii) of Section 2.03(c), liquidate and pay to AcquisitionCo from the Liquidating Escrow Account an amount in cash equal to the amount of funds in the Liquidating Escrow Account at such time, by wire transfer of immediately available funds to the account specified by AcquisitionCo.

Section 3.06. No Voting, Dividends or Interest; No Equity or Ownership Interest. (a) EVRs will not have any voting or dividend rights, and, except for an entitlement to the Loan Proceeds Payment, interest will not accrue on any amounts payable in respect of EVRs.

(b)        EVRs will not represent any equity or ownership interest in AcquisitionCo or any of its affiliates.

Section 3.07. Ability to Abandon EVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in an EVR by surrendering such EVR to AcquisitionCo without consideration therefor, and such rights will be cancelled. Nothing in this Agreement is intended to prohibit AcquisitionCo or its affiliates from offering to settle or acquire, or settling or acquiring EVRs, in private transactions or otherwise, for consideration in its sole discretion; provided that such consideration consists solely of cash consideration. Any EVRs settled or acquired by AcquisitionCo or any of its affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Required Holders and Article 7.

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Section 3.08. U.S. Federal Income Tax Reporting. (a) Parent and its affiliates shall, and shall use commercially reasonable efforts to cause the Escrow Agent or any other person that has information reporting or withholding obligations for U.S. federal income tax purposes with respect to the delivery or payment of the Consideration to treat, for U.S. federal income tax purposes, each Holder as having received at the Effective Time, a contingent right to receive a cash payment following occurrence of the Payment Condition pursuant to this Agreement (and, for the avoidance of doubt, not to treat any Holder, for U.S. federal income tax purposes, as having received any portion of the CRP unless and until the “determination date” as such term is defined in Proposed Treasury Regulations Section 1.468B-8(b)(3)). For U.S. federal income tax purposes, the fair market value of such contingent right shall be deemed to be equal to the excess of (i) the fair market value of the Company Share to be exchanged by such Holder over (ii) the fair market value of the Parent Share(s) to be received by such Holder with respect to such Company Share pursuant to the Plan of Arrangement, all on the day prior to the Effective Date; provided, however, that if, as a result of a change in applicable U.S. federal income tax law after the date of the Arrangement Agreement or abnormal trading in either the Company Shares or Parent Shares on the day prior to the Effective Date, there is no reasonable basis for using the value of the CRP determined in the manner described above, Parent and the Company shall jointly select an independent expert to determine the fair market value of the CRP, which valuation shall be binding on the parties for U.S. federal income tax purposes. For the avoidance of doubt, the Holders may be required to include a portion of the Distributable CRP Payment, Loan Proceeds Payment or Payment Shortfall as interest in accordance with Section 483 of the Internal Revenue Code of 1986, as amended.

(b)        The Escrow Agent shall prepare and file with the appropriate governmental agency and mail to each Holder, as applicable, all appropriate tax information forms, including but not limited to Forms 1099-B, covering payments or any other distributions made by the Escrow Agent pursuant to this Agreement during each calendar year, or any portion thereof, during which the Escrow Agent performs services hereunder, as described in the Tax Instruction/Cost Basis Information Letter attached hereto as Exhibit A. To the extent of any conflict between clause (a) of this Section 3.08 and the information contained in the Tax Instruction/Cost Basis Information Letter, the Escrow Agent shall be entitled to rely on the Tax Instruction/Cost Basis Information Letter.

ARTICLE 4
The Escrow Agent

Section 4.01. Certain Duties and Responsibilities. The Escrow Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith or gross negligence of the Escrow Agent (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

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Section 4.02. Certain Rights of Escrow Agent. (a) The Escrow Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied duties, covenants or obligations will be read into this Agreement against the Escrow Agent.

(b)        The Escrow Agent may rely and will be protected by AcquisitionCo in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(c)        Whenever the Escrow Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Escrow Agent may (i) rely upon an Officer’s Certificate, which Officer’s Certificate shall be full authorization and protection to the Escrow Agent, and (ii) incur no liability and be held harmless by AcquisitionCo for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.

(d)        The Escrow Agent may engage and consult with counsel of its selection (who may be legal counsel for the Escrow Agent or an employee of the Escrow Agent), and the written advice or opinion of such counsel will be full and complete authorization and protection in respect of any action taken or not taken by the Escrow Agent hereunder in reliance thereon.

(e)        Any permissive rights of the Escrow Agent hereunder will not be construed as a duty.

(f)        The Escrow Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(g)        AcquisitionCo agrees to indemnify the Escrow Agent and its affiliates, directors, officers, employees, representatives and agents (collectively, “Indemnified Parties”) for, and to hold the Indemnified Parties harmless from and against, any loss, liability, damage or expense (including to the fullest extent permitted by Law any loss, liability or expense incurred as a result of claims for special, punitive, incidental, indirect or consequential loss or damages of any kind whatsoever) (each, a “Loss”) suffered or incurred by the Indemnified Parties and arising out of or in connection with the Escrow Agent’s performance of its obligations under this Agreement, including the reasonable costs and expenses of defending the Indemnified Parties against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such Loss has been determined by a court of competent jurisdiction to have resulted from the Escrow Agent’s gross negligence, bad faith or willful misconduct (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

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(h)        In addition to the indemnification provided under Section 4.02(g), AcquisitionCo agrees to (i) pay the fees of the Escrow Agent in connection with the Escrow Agent’s performance of its obligations hereunder, as agreed upon in writing by the Escrow Agent and AcquisitionCo on or prior to the date of this Agreement, and (ii) reimburse the Escrow Agent promptly upon demand for all reasonable and documented out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Escrow Agent in the preparation, negotiation, delivery, amendment, administration and execution of this Agreement and the performance of its obligations under this Agreement.

(i)         No provision of this Agreement will require the Escrow Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(j)         The Escrow Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Escrow Agent shall be fully protected and will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(k)        The Escrow Agent and any shareholder, affiliate, director, officer or employee of the Escrow Agent may buy, sell or deal in any securities of Parent, AcquisitionCo or the Company or become peculiarly interested in any transaction in which Parent, AcquisitionCo or the Company may be interested, or contract with or lend money to Parent, AcquisitionCo or the Company or otherwise act as fully and freely as though it were not the Escrow Agent under this Agreement. Nothing herein will preclude the Escrow Agent from acting in any other capacity for Parent, AcquisitionCo, the Company or any other Person.

(l)         The Escrow Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents.

(m)        Any liability of the Escrow Agent under this Agreement will be limited to the amount of annual fees paid by AcquisitionCo to the Escrow Agent. In no event shall the Escrow Agent be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether such Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(n)        In the event the Escrow Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Escrow Agent hereunder, Escrow Agent, may, in its sole discretion, refrain from taking any action unless the Escrow Agent receives written instructions signed by AcquisitionCo or the Holder Committee which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent.

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(o)        If any dispute between or conflicting claims by or among AcquisitionCo, Borrower, Parent, the Holder Committee and the Holders and/or any other person or entity with respect to this Escrow Agreement or the Liquidating Escrow Account arises, the Escrow Agent may, in its sole discretion, refrain from complying with any claim, notice, instruction, direction, request or other communication, paper or document so long as such dispute or conflict shall continue, and shall not be liable in any way to AcquisitionCo, Borrower, Parent, the Holder Committee, the Holders or any other person or entity for failure or refusal to comply with such conflicting claims, notices, instructions, directions, requests, communications, papers or documents until the Escrow Agent is satisfied, in its sole discretion, that such conflicting claims, notices, instructions, directions, requests, communications, papers or documents have been definitively determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction or settled by agreement between the conflicting parties as evidenced in a writing satisfactory to the Escrow Agent.

(p)        AcquisitionCo’s obligations under this Section 4.02 will survive the resignation or removal of any Escrow Agent and the termination of this Agreement.

Section 4.03. Resignation and Removal; Appointment of Successor. (a) The Escrow Agent may resign at any time by giving written notice to AcquisitionCo, specifying a date when such resignation will take effect, which notice will be given at least 30 days prior to the date so specified.

(b)        AcquisitionCo will have the right to remove the Escrow Agent at any time by giving written notice to the Escrow Agent, specifying a date when such removal will take effect, which notice will be given at least 60 days prior to the date so specified.

(c)        If the Escrow Agent resigns, is removed or become incapable of acting, AcquisitionCo will promptly appoint a qualified successor Escrow Agent. Notwithstanding the foregoing, if AcquisitionCo fails to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Escrow Agent, then the incumbent Escrow Agent may apply to any court of competent jurisdiction for the appointment of a new Escrow Agent. The successor Escrow Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 4.03(c) and Section 4.04, become the Escrow Agent for all purposes hereunder. Until a successor Escrow Agent has been appointed, the Escrow Agent shall have no further duties under this Agreement and the sole responsibility of the Escrow Agent under this Agreement shall be to maintain the Liquidating Escrow Amount.

(d)        AcquisitionCo will give notice of each resignation or removal of the Escrow Agent and each appointment of a successor Escrow Agent in accordance with Section 8.02. Each notice will include the name and address of the successor Escrow Agent. If AcquisitionCo fails to send such notice within 10 Business Days after acceptance of appointment by a successor Escrow Agent, the successor Escrow Agent may, at its option, cause the notice to be mailed at the expense of AcquisitionCo.

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(e)        Notwithstanding anything to the contrary in this Section 4.03, unless consented to in writing by the Required Holders, AcquisitionCo will not appoint as a successor Escrow Agent any Person that is not a stockholder services company, stock transfer agent of national reputation or the corporate trust department of a commercial bank or one or more affiliated entities thereof.

(f)        The Escrow Agent will use reasonable efforts to cooperate with AcquisitionCo and any successor Escrow Agent in connection with the transition of the duties and responsibilities of the Escrow Agent to the successor Escrow Agent, including transferring the EVR Register to the successor Escrow Agent.

Section 4.04. Acceptance of Appointment by Successor. Every successor Escrow Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to AcquisitionCo and to the retiring Escrow Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Escrow Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Escrow Agent; provided that upon the request of AcquisitionCo or the successor Escrow Agent, such resigning or removed Escrow Agent will execute and deliver an instrument transferring to such successor Escrow Agent all the rights, powers and trusts of such resigning or removed Escrow Agent.

Section 4.05. Applicable Banking Law. In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including, without limitation, those relating to the funding of terrorist activities and money laundering, including Section 326 of the USA PATRIOT Act of the United States (“Applicable Banking Law”), the Escrow Agent is required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship with the Escrow Agent. Accordingly, each of the parties agree to provide to the Escrow Agent, upon their request from time to time such identifying information and documentation as may be available for such party in order to enable the Escrow Agent to comply with Applicable Banking Law.

Section 4.06. Subcontractors and Unaffiliated Third Parties. (a) The Escrow Agent may, without further consent of any party hereto, subcontract with (i) any of its affiliates, or (ii) unaffiliated subcontractors for such services as may be required from time to time (e.g., lost stockholder searches, escheatment, telephone and mailing services); provided, however, that the Escrow Agent (i) shall be fully responsible for the acts and omissions of its affiliate as it is for its own acts and omissions and (ii) shall not be liable for the acts and omissions of any subcontractor absent willful misconduct, bad faith or gross negligence of the Escrow Agent in the selection of such subcontractor (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

(b)        Nothing herein shall impose any duty upon the Escrow Agent in connection with or make the Escrow Agent liable for the actions or omissions to act of unaffiliated third parties (other than subcontractors referenced in Section 4.06 of this Agreement) such as, by way of example and not limitation, airborne services, delivery services, the U.S. mails, and telecommunication companies; provided that if the Escrow Agent selected such company, the Escrow Agent shall not be liable for the acts and omissions of such unaffiliated third party absent willful misconduct, bad faith or gross negligence of the Escrow Agent in the selection of such unaffiliated third party (each as determined by a final, non-appealable judgment of a court of competent jurisdiction).

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ARTICLE 5
Holder Committee

Section 5.01. Establishment; Actions. Each Holder, by virtue of its acceptance of an EVR, shall be deemed to have consented and agreed to (i) the establishment of a Holder Committee (the “Holder Committee”), consisting of two members (each a “Holder Committee member”), having the powers, authority and rights set forth in this Agreement, (ii) the appointment of Michael Hession and Chris Finlayson, each of whom were members of the Board of Directors of the Company immediately prior to the Effective Time, as the initial Holder Committee members and (iii) appoint the Holder Committee as agent for and on behalf of the Holders for the purposes set forth in this Agreement, and the Holder Committee is hereby appointed, as agent for and on behalf of the Holders for the purposes set forth in this Agreement. The Holder Committee may act only with the unanimous resolution of the Holder Committee members.

Section 5.02. Certain Duties, Responsibilities and Rights. (a) All rights of action under this Agreement may be enforced by the Holder Committee with Required Holders approval; provided that nothing in this Agreement shall require the Holder Committee to act on behalf of, or enforce any rights of, the Holders or the Required Holders. Any claim, action, suit, audit, investigation or proceeding instituted by the Holder Committee will be brought in its name as the Holder Committee and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the EVR Register. Each Holder Committee member shall be paid an amount to be agreed between such member and AcquisitionCo for so long as such member is a member of the Holder Committee.

(b)        The Holder Committee, and each member thereof, will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct or bad faith of such member of the Holder Committee; provided that, for the avoidance of doubt, this Section 5.02 shall not limit in any respect a member of the Holder Committee’s liability under any confidentiality agreement between such member and AcquisitionCo for a breach thereof. AcquisitionCo agrees to indemnify the Holder Committee, and each member thereof, for, and to hold the Holder Committee, and each member thereof, harmless from and against, any Loss suffered or incurred by the Holder Committee or such member and arising out of or in connection with the Holder Committee or such member’s performance of its obligations under this Agreement, including the reasonable costs and expenses of defending the Holder Committee, and each member thereof, against any claims, charges, demands, actions or suits arising out of or in connection with such performance, except to the extent such Loss has been determined by a court of competent jurisdiction to have resulted from such member’s bad faith or willful misconduct. AcquisitionCo’s obligations under this Section 5.02(b) to indemnify the Holder Committee and each member thereof will survive the resignation or removal of any Holder Committee member and the termination of this Agreement.

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(c)        In addition to the indemnification provided under Section 5.02(b), AcquisitionCo agrees to reimburse the Holder Committee promptly upon demand for all reasonable and documented (as applicable) out-of-pocket expenses, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Holder Committee in the performance of its obligations under this Agreement, except that AcquisitionCo will have no obligation to pay the fees of the Holder Committee or reimburse the Holder Committee in connection with any lawsuit initiated by the Holder Committee on behalf of itself or the Holders, if a court of competent jurisdiction finds that such lawsuit was commenced in bad faith and such finding is not subject to further appeal; provided that any Person to whom expenses and charges are reimbursed shall provide an undertaking to repay such reimbursed amounts if it is ultimately determined by a court of competent jurisdiction that such Person is not entitled to be reimbursed for such amounts.

(d)        No provision of this Agreement will require the Holder Committee or any member thereof to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there are reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(e)        Each Holder Committee member must enter into a reasonable and mutually satisfactory confidentiality agreement with AcquisitionCo obligating such member to retain all information disclosed to it in confidence in accordance with the terms of such confidentiality agreement.

(f)         The Holder Committee and the Holder Committee members shall be entitled to communicate freely with Holders; provided that the Holder Committee and the Holder Committee members shall not disclose any information to Holders that is subject to Applicable Confidentiality Obligations for so long as such Applicable Confidentiality Obligations remain in effect with respect to such information.

Section 5.03. Resignation; Appointment of Successor. (a) Any Holder Committee member may resign at any time by giving written notice to AcquisitionCo and the other Holder Committee members, specifying a date when such resignation will take effect, which notice will be given at least 60 days prior to the date so specified (or, if earlier, the appointment of the successor Escrow Agent).

(b)        If any Holder Committee member shall resign, die or become incapacitated or shall otherwise become unable or unwilling to act as a Holder Committee member hereunder, the remaining Holder Committee member shall appoint a successor. If both Holder Committee members simultaneously resign, die or become incapacitated or otherwise become unable or unwilling to act as Holder Committee members, then (i) a new Holder Committee member shall be appointed by AcquisitionCo; provided, that such successor Holder Committee member must have been a former or current director or senior officer of the Company prior to the Effective Time and (ii) such successor new Holder Committee member shall appoint the second Holder Committee member.

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(c)        Any Holder Committee member may also be a Holder or an officer, director, employee or affiliate of a Holder or AcquisitionCo and in such case will continue to have all the rights of a Holder to the same extent as if he or she were not a Holder Committee member.

(d)        Every successor Holder Committee member appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to AcquisitionCo and to the Escrow Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Holder Committee member, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of a Holder Committee member.

Section 5.04. No Duties. Each Holder Committee member will act in good faith in performing their duties as members of the Holder Committee as contemplated by this Agreement. No Holder Committee member owes any duty of care, or will otherwise be liable, to the Holders in respect of the performance of their duties as members of the Holder Committee.

Section 5.05. Meetings; Information; No Decision-Making Authority. (a) The Holder Committee may establish its own procedures for meetings, provided that the Holder Committee shall meet at least once every month with appropriate representatives of AcquisitionCo. The Holder Committee members may participate in and hold meetings by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

(b)        To the extent permitted under Applicable Confidentiality Obligations, and subject to Section 5.02(f):

(i)        AcquisitionCo shall, upon reasonable request from the Holder Committee (and, in any event, at least once every month) provide the Holder Committee with a report on the progress of the Interim Resource Certification which shall include, without limitation, reasonable detail regarding the anticipated next steps with respect to the Interim Resource Certification, as well as a timeline with respect thereto.

(ii)        If AcquisitionCo or any of its affiliates, or any of their respective directors, are required to make any material decisions with respect to the Interim Resource Certification, AcquisitionCo shall, and shall cause its affiliates to, provide the Holder Committee with the material information that is provided to, or will be relied upon by, AcquisitionCo or any of its affiliates, or any of their respective directors in making its decision.

(c)        For greater certainty, the Holder Committee shall not have any decision-making authority with respect to the Interim Resource Certification, but shall be entitled to make recommendations on such matters to AcquisitionCo or any of its affiliates with respect to the Interim Resource Certification.

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ARTICLE 6
Covenants

Section 6.01. List of Holders. AcquisitionCo will furnish or cause to be furnished to the Escrow Agent, in such form as AcquisitionCo receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the initial Holders as soon as reasonably practicable following the Effective Date.

Section 6.02. AcquisitionCo Undertakings. (a) AcquisitionCo will ensure that the volume of the PRL 15 2C Resources is determined in a manner that is consistent with the Interim Resource Certification procedure set out in the Total Sale Agreement.

(b)        AcquisitionCo will not, and will cause SPI (208) Limited not to:

(i)        assign, transfer, waive or limit its rights under the Total Sale Agreement;

(ii)       amend the Total Sale Agreement in any way that affects the timing of the completion of the Interim Resource Certification, the determination of the PRL 15 2C Resources or the amount of, the payment of, or the timing of payment of, the Interim Resource Payment, or restricts the permitted disclosure of the results of the Interim Resource Certification beyond the restrictions in place on the date hereof; or

(iii)      terminate the Total Sale Agreement;

in each of clauses (i), (ii) and (iii), whether directly or indirectly, or by amendment or side agreement, arrangement or understanding. For the avoidance of doubt, nothing in this Section 6.02(b) prevents or restricts Parent, SPI(208) Limited or any of their respective affiliates from agreeing to amend the Total Sale Agreement other than as specifically set out in Section 6.02(b)(ii).

(c)        Without limiting Section 6.01(a), Parent and AcquisitionCo shall not, and shall cause their affiliates not to, enter into any agreement, arrangement or understanding (whether or not specifically relating to the Total Sale Agreement or the Interim Resource Certification) with Total or any of its affiliates, which has the intent or purpose of reducing, or which would, directly or indirectly, (i) result in a reduction of, the Interim Resource Payment, (ii) affect the timing of the Interim Resource Certification, the determination of the PRL 15 2C Resources or the amount of, the payment of, or the timing of payment of, the Interim Resource Payment, or (iii) restrict the permitted disclosure of the results of the Interim Resource Certification beyond the restrictions in place on the date hereof.

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(d)        AcquisitionCo will cause SPI (208) Limited to in good faith enforce its rights under the Total Sale Agreement in respect of the Interim Resource Certification and the determination of the PRL 15 2C Resources.

(e)        AcquisitionCo will not enter into any legal arrangements that would result in Total or its Subsidiaries becoming directly liable to make payments to the Holders in connection with the EVRs.

(f)         AcquisitionCo will cause its Subsidiaries to support continued drilling of the Antelope-7 well.

(g)        AcquisitionCo will, during the period commencing on the date hereof and ending on the date that all the EVRs are satisfied in full ensure that SPI (208) Limited continues to be registered under the Companies Act 1997 (PNG).

(h)        AcquisitionCo will cause its Subsidiaries not to agree to the commencement of the Interim Resource Certification, and contest any purported notice received pursuant to Clause 3.3(a) of the Total Sale Agreement, until such time as the drilling and testing of the Antelope-7 well has concluded.

(i)         To the extent permitted under the Total Sale Agreement, the PRL 15 JOA and other confidentiality obligations of SPI (208) Limited and of its affiliates in effect immediately prior to the Effective Time that may restrict the disclosure of such information (“Applicable Confidentiality Obligations”), (i) AcquisitionCo will provide periodic reports (but in any case no less frequently than on a quarterly basis) on the progress of the Interim Resource Certification to the Escrow Agent to be provided to the Holders, and (ii) the Escrow Agent will promptly provide a copy of any such report to a Holder upon request free of charge. AcquisitionCo shall contemporaneously provide a copy of any such report to the Holder Committee.

(j)         To the extent permitted under Applicable Confidentiality Obligations, AcquisitionCo will provide copies to the Escrow Agent of all notices given to or by AcquisitionCo in relation to the Interim Resource Certification.

(k)        AcquisitionCo will carry on and conduct its business in a proper and efficient manner.

(l)         AcquisitionCo will keep or cause to be kept proper books of account and enter into those books full particulars of all dealings and transactions in relation to its business.

(m)        To the extent permitted under Applicable Confidentiality Obligations, upon reasonable request of the Escrow Agent, such information as the Escrow Agent reasonably considers necessary in relation to all matters necessary for the purposes of the discharge of the duties and powers vested in the Escrow Agent under this Agreement or imposed upon it by applicable Law.

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(n)        AcquisitionCo will promptly provide the Escrow Agent copies of all documents and notices received by AcquisitionCo from any Holder or which it provides to any Holder.

(o)        During the Interim Resource Certification process, AcquisitionCo will use its commercially reasonable efforts to retain and consult with the persons set forth on Section 5.13 of the Company Disclosure Letter in connection with the Interim Resource Certification and the determination of the PRL 15 2C Resources, including with respect to the preparation of submissions and data for delivery to the independent certifiers undertaking the Interim Resource Certification. In connection with the foregoing, AcquisitionCo will use its commercially reasonable efforts to provide such technical personnel with access to appropriate technical information (including daily drilling reports and results of drilling and testing of the Antelope-7 well) in order to facilitate such consultants in furnishing advice, analyses, consultation and related services to AcquisitionCo.

Section 6.03. Guarantee. Parent, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees the due and punctual payment and performance of all of the obligations of Borrower and AcquisitionCo under this Agreement, including to deliver the Maximum CRP Payment to the Escrow Agent, to pay the principal amount of the Loan, the Accrued Interest, any Loan Penalties and any Payment Shortfall when, as and if such payments become due, and all indemnification obligations under this Agreement (collectively, the “Guaranteed Obligations”). Parent hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Parent, Borrower or AcquisitionCo, any right to require the prior disposition of the assets of Parent, Borrower or AcquisitionCo to meet their respective obligations, notice, protest and all demands whatsoever. Parent acknowledges and agrees that such guarantee shall be a guarantee of payment and performance and not of collection and shall not be conditioned or contingent upon pursuit of any remedies against AcquisitionCo or Borrower. If AcquisitionCo or Borrower shall default in the due and punctual payment and performance of the Guaranteed Obligations, Parent will forthwith perform or cause to be performed such Guaranteed Obligations at its sole cost and expense. This guarantee may not be revoked or terminated and shall remain in full force and effect without interruption and shall be binding on Parent (and its successors and assigns) with respect to AcquisitionCo (and its successors and assigns) and Borrower (and its successors and assigns) until the Guaranteed Obligations have been satisfied in full.

Section 6.04. Applicable Confidentiality Obligations. AcquisitionCo shall use its commercially reasonable efforts to obtain any consents or other approvals required in order to permit the disclosure of the information contemplated to be disclosed hereunder to the Escrow Agent, the Holder Committee and the Holders under Applicable Confidentiality Obligations, including ensuring that any agreed-upon extensions or amendments to the Applicable Confidentiality Obligations include language permitting such disclosure.

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ARTICLE 7
Amendments

Section 7.01. Amendments Without Consent of Holders or Holder Committee. (a) AcquisitionCo, at any time or from time to time, may unilaterally enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Holder Committee, so long as, in the cases of clauses (ii) through (iv), such amendments do not, individually or in the aggregate, adversely affect the interests of the Holders:

(i)        to evidence the appointment of another Person as a successor Escrow Agent and the assumption by any successor Escrow Agent of the covenants and obligations of the Escrow Agent herein in accordance with the provisions hereof;

(ii)       to add to the covenants of Parent or AcquisitionCo such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;

(iii)      to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement or to make any other provisions with respect to matters or questions arising under this Agreement;

(iv)      as may be necessary or appropriate to ensure that EVRs are not subject to registration under the U.S. Exchange Act or the U.S. Securities Act; or

(v)       any other amendment to this Agreement that would provide any additional rights or benefits to the Holders and that does not adversely affect interests of any such Holder.

Upon the delivery of a certificate from an appropriate officer of AcquisitionCo and, if requested by the Escrow Agent, an opinion of counsel which states that the proposed amendment is in compliance with the terms of this Section 7.01(a), the Escrow Agent shall execute such amendment. Notwithstanding anything to the contrary contained herein, the Escrow Agent may, but will not be obligated to, enter into any amendment that adversely affects the Escrow Agent’s own rights, duties, obligations, responsibilities or protections.

(b)        Promptly after the execution by AcquisitionCo and the Escrow Agent of any amendment pursuant to Section 7.01(a) or Section 7.01(b), AcquisitionCo will notify the Holders of such amendment in accordance with Section 8.02.

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Section 7.02. Amendments with Consent of Holders. (a) In addition to any amendments to this Agreement that may be made by AcquisitionCo without the consent of any Holder or the Holder Committee pursuant to Section 7.01, with the consent of the Holder Committee (with Required Holders approval), AcquisitionCo, the Escrow Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interests of the Holders. Upon the delivery of a certificate from an appropriate officer of AcquisitionCo and, if requested by the Escrow Agent, an opinion of counsel which states that the proposed amendment is in compliance with the terms of this Section 7.02, the Escrow Agent shall execute such amendment. Notwithstanding anything to the contrary contained herein, the Escrow Agent may, but will not be obligated to, enter into any amendment that adversely affects the Escrow Agent’s own rights, duties, obligations, responsibilities or protections.

(b)        Promptly after the execution by AcquisitionCo and the Escrow Agent of any amendment pursuant to the provisions of Section 7.02(a), AcquisitionCo will (or will cause the Escrow Agent to) notify the Holders of such amendment in accordance with Section 8.02.

Section 7.03. Effect of Amendments. Upon the execution of any amendment under this Article 7, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE 8
Miscellaneous

Section 8.01. Notices to Escrow Agent, Parent and AcquisitionCo. All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing (including facsimile transmission and e-mail transmission) and shall be given, if to the Escrow Agent, to:

Computershare Trust Company, N.A.

8742 Lucent Boulevard, Suite 225

Highlands Ranch, CO 80129

Facsimile: (303) 262-0608

Email: corporate.trust@computershare.com

Attention: Jay Ramos; Rose Stroud

with a copy to:

Computershare Trust Company, N.A.

480 Washington Boulevard

Jersey City, NJ 07310

Facsimile: (201) 680-4610

Attention: General Counsel

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if to Borrower, Parent or AcquisitionCo, to:

Exxon Mobil Corporation
22777 Springwoods Village Parkway
Energy 2, 3A.358
Spring, TX 77389
Facsimile: (281) 353-2178
E-mail: steven.dickerson@exxonmobil.com
Attention: Steven Dickerson

with a copy, which shall not constitute notice, to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Facsimile: (212) 701-5340
E-mail: george.bason@davispolk.com

     william.chudd@davispolk.com

Attention:     George R. Bason, Jr.
                       William J. Chudd

if to the Holder Committee, to:

[______________]
[Address]
Facsimile: [ ]
E-mail: [ ]
Attention: [ ]

with a copy, which shall not constitute notice to:

[______________]
[Address]
Facsimile: [ ]
E-mail: [ ]
Attention: [ ]

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. Such Notice shall be deemed given and received on the date of delivery, if received on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Section 8.02. Notice to Holders. All Notices required to be given to the Holders or the Holder Committee will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to the Holder Committee or to each Holder affected by such event, as applicable, at his, her or its address set forth in the EVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders or the Holder Committee is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder or the Holder Committee will affect the sufficiency of such Notice with respect to other Holders or the Holder Committee.

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Section 8.03. Entire Agreement. This Agreement and the Arrangement Agreement (including the exhibits and schedules thereto) constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 8.04. Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, the Holder Committee, Parent, SPI (208) Limited, AcquisitionCo, Borrower and the Escrow Agent and their respective successors and assigns. The Escrow Agent may not assign this Agreement without AcquisitionCo’s consent. None of Parent, Borrower, SPI (208) Limited, or AcquisitionCo may assign their rights and obligations under this Agreement without the prior consent of the Required Holders; provided that each of AcquisitionCo and Borrower may assign all of its rights and obligations under this Agreement to Parent or any affiliate of Parent without the prior consent of any Holders or the Escrow Agent so long as such affiliate assumes all of such party’s obligations, and accepts all of such party’s rights, under this Agreement, in which case the assigning party shall be released from and shall have no further rights, obligations, responsibilities or liabilities under this Agreement; provided that no such assignment shall relieve Parent of its obligations under Section 6.03 and the obligations so assumed by the assignee shall continue to constitute Guaranteed Obligations for purposes hereof. Any attempted assignment of this Agreement or any of such rights in violation of this Section 7.04 will be void ab initio and of no effect. Any person or entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any person or entity resulting from any merger, conversion or consolidation to which the Escrow Agent shall be a party, or any person or entity to which substantially all the stock transfer business of the Escrow Agent may be transferred, shall automatically be the Escrow Agent under this Agreement without further and without requiring consent from any other party hereto; provided such person or entity is a corporation organized under the laws of, or other entity tax resident in, the United States or any state thereof or a province or territory of Canada.

Section 8.05. Benefits of Agreement; Action by Required Holders. Except as set forth in Section 4.02(g), nothing in this Agreement, express or implied, will give to any Person (other than Parent, AcquisitionCo, SPI (208) Limited, the Escrow Agent, the Holders, the Holder Committee and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Parent, AcquisitionCo, SPI (208) Limited, the Escrow Agent, the Holders, the Holder Committee and their permitted successors and assigns. The Holders and the Holder Committee will have no rights hereunder except as are expressly set forth herein. Notwithstanding anything to the contrary in this Agreement, only the Required Holders or the Holder Committee (with Required Holder approval) will have the right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Subject to the preceding sentence, all representations and covenants of AcquisitionCo (including those made in favor of the Escrow Agent) set forth herein relating to the Holders are in favor of and for the benefit of the Holders.

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Section 8.06. Governing Law. This Agreement and EVRs will be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 8.07. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its affiliates or against any party or any of its affiliates) must be brought solely in any state court or U.S. federal court located in the County of New York, New York, United States, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.01 or Section 8.02 shall be deemed effective service of process on such party.

Section 8.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 8.09. Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 8.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 8.11. Termination. Following the Dispute Expiration Time, upon the payment in full of the Loan, the Accrued Interest and any Loan Penalties (to the extent not previously paid) and the full disbursement of all proceeds held in the Liquidating Escrow Account, in each case, in accordance with this Agreement, this Agreement shall terminate and be of no further force and effect, and the parties will have no liability hereunder, except that the provisions of Section 3.05(f), Section 4.01, Section 4.02(g), Section 4.02(h), Section 4.02(p), Section 5.02(b), Section 5.02(c) and Article 8 hereof shall survive termination. The termination of this Agreement will not affect or limit the interests of a Holder in any right to receive the Distributable CRP Payments, or the Loan Proceeds or Payment Shortfall to the extent accrued distributable to the Holder prior to termination of this Agreement and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 8.12. Force Majeure. Notwithstanding anything to the contrary contained herein, the Escrow Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 8.13. Construction. (a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include masculine and feminine genders.

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(b)        As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c)        The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

(d)        Any payment to be made on a day which is not a Business Day shall be paid on the following Business Day.

(e)        Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties and the Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and the Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

(f)         Any reference in this Agreement to a Person includes the successors and permitted assigns of that Person.

(g)        Notwithstanding the amendment and restatement of the Arrangement Agreement on [●], all references in this Agreement to “the date of the Arrangement Agreement” or similar references shall refer to July 21, 2016.

[Remainder of page intentionally left blank]

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Each of the parties has caused this Agreement to be executed on its behalf by a duly authorized officer of it as of the day and year first above written.

EXXONMOBIL CANADA HOLDINGS ULC

By:
Name:
Title:

EXXON MOBIL CORPORATION

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A.

By:
Name:
Title:

COMPUTERSHARE INC.

By:
Name:
Title: